   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 1999


                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              DAVID'S BRIDAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             FLORIDA                              5632                            65-0214563
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NO.)             IDENTIFICATION NO.)

                      44 WEST LANCASTER AVENUE, SUITE 250
                               ARDMORE, PA 19003
                                 (610) 896-2111
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 STEVEN ERLBAUM
                             CHAIRMAN OF THE BOARD
                      44 WEST LANCASTER AVENUE, SUITE 250
                               ARDMORE, PA 19003
                                 (610) 896-2111
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                        COPIES OF ALL COMMUNICATIONS TO:

                    ALAN SINGER                                        SARAH BESHAR
            MORGAN, LEWIS & BOCKIUS LLP                            DAVIS POLK & WARDWELL
                1701 MARKET STREET                                 450 LEXINGTON AVENUE
            PHILADELPHIA, PA 19103-2921                             NEW YORK, NY 10017
                  (215) 963-5000                                      (212) 450-4000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF SECURITIES      PROPOSED MAXIMUM AGGREGATE                 AMOUNT OF
         TO BE REGISTERED                 OFFERING PRICE(1)(2)                 REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value......            $160,000,000                         $44,480
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------



(1) Includes shares which the Underwriters will have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION -- FEBRUARY 19, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

            , 1999

                              DAVID'S BRIDAL, INC.

                                    SHARES OF COMMON STOCK

--------------------------------------------------------------------------------


         DAVID'S BRIDAL, INC.:


         - We are the largest and only national retailer of bridal gowns and bridal-related apparel in the United States.

         - David's Bridal, Inc.
           44 West Lancaster Avenue, Suite 250
           Ardmore, PA 19003
           (610) 896-2111

         PROPOSED SYMBOL AND MARKET:

         - DBR/NYSE
THE OFFERING:

- We are offering           of the shares and existing shareholders are
  offering           of the shares.

- The underwriters have an option to purchase an additional shares from the selling shareholders to cover over-allotments.
- This is our initial public offering, and no public market currently exists for our shares.
- We plan to use the proceeds from this offering to repay bank debt, to fund new store growth, for capital expenditures and for general corporate purposes. We will not receive any proceeds from the shares sold by the selling shareholders.

- Closing:             , 1999.



------------------------------------------------------------------------------------------
                                                   Per Share                Total
------------------------------------------------------------------------------------------
Public offering price (Estimated):                            $ - $           $
Underwriting fees:
Proceeds to David's Bridal:
Proceeds to selling shareholders:
------------------------------------------------------------------------------------------


    THIS INVESTMENT INVOLVES RISK.   SEE "RISK FACTORS" BEGINNING ON PAGE 9.

--------------------------------------------------------------------------------


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
DONALDSON, LUFKIN & JENRETTE
                        MORGAN STANLEY DEAN WITTER
                                              LEGG MASON WOOD WALKER
                                               INCORPORATED

             The undersigned is facilitating Internet distribution.

                                 DLJdirect INC.

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

     [Depicted in the inside front cover page is a map of the store locations of David's Bridal and photographs of the exterior and interior of one of its prototypical stores.]

                               TABLE OF CONTENTS


                                      PAGE
    Prospectus Summary..............     3
    Risk Factors....................     9
    Forward-Looking Statements......    15
    Use of Proceeds.................    16
    Dividend Policy.................    16
    Capitalization..................    17
    Dilution........................    18
    Selected Consolidated Historical
      Financial and Operating
      Data..........................    19
    Management's Discussion and
      Analysis of Financial
      Conditions and Results of
      Operations....................    21
    Business........................    28
    Management......................    38



                                      PAGE
    Certain Relationships and
      Related Transactions..........    43
    Principal and Selling
      Shareholders..................    44
    Description of Capital Stock....    47
    Shares Eligible for Future
      Sale..........................    49
    Underwriting....................    51
    Legal Matters...................    53
    Experts.........................    53
    Available Information...........    53
    Reports to Security Holders.....    53
    Index to Consolidated Financial
      Statements....................   F-1

                               PROSPECTUS SUMMARY

     The following summarizes information in other sections of our prospectus, including our consolidated financial statements and the notes to these statements. Generally, the information in this prospectus: (1) assumes that the
over-allotment option is not exercised; (2) assumes a      for
common stock split effected on           , 1999; and (3) reflects the conversion
of all outstanding shares of class A, B, C and D preferred stock into an
aggregate of      shares of common stock at the closing of this offering.
Generally, references to "THE COMPANY" and "DAVID'S BRIDAL", as well as "WE", "US", and "OUR" mean David's Bridal, Inc. and our subsidiaries. Our fiscal year ends on a Saturday near December 31 and is named for the calendar year ending on that December 31. For example, our fiscal year ended January 2, 1999 is called "fiscal 1998".

                                  THE COMPANY

OVERVIEW

     We are the largest and only national retailer of bridal gowns and bridal-related apparel and accessories in the United States, operating 77 stores in 29 states as of January 2, 1999. We have created a distinctive shopping experience designed to attract a majority of potential bridal customers. We provide our customers with excellent value by offering a broad, in-stock assortment of bridal gowns and bridal-related apparel at popular price points, together with service designed to exceed customers' expectations.

     We believe that the breadth and depth of our in-stock assortments in key product categories far exceeds those of other bridal retailers. Our broad in-stock assortments enable us to offer the convenience of one-stop shopping for the bridal party, including brides, bridesmaids, mothers-of-the-bride and - groom and flowergirls. We also offer a variety of special occasion dresses and accessories for events such as proms, pageants, homecomings and other formal affairs. Our in-house staff coordinates the design and, through a Hong Kong-based joint venture, sources virtually all of our bridal gowns. This results in lower product costs and reduced order cycles and allows us to frequently update our product assortment. Our merchandising strategy is to target customers across a wide range of income levels and offer apparel of excellent value at everyday prices typically ranging from $99 to $899. We recognize that the bridal customer expects a higher level of customer service than the typical retail customer. We seek to exceed our customers' expectations for service by providing attentive and knowledgeable sales assistance, convenient store design and extended hours of operation relative to other bridal retailers.

     In mid-1995, we commenced key initiatives which we continue to build upon to increase profitability and support controlled growth. These initiatives have included:

     - enhancing our management team;

     - focusing our merchandising strategy on building and expanding an assortment of core styles;

     - upgrading our management information systems;

     - opening a distribution facility to improve inventory management; and

     - improving our recruiting and training programs for store personnel.

     While the immediate effect of these initiatives was to decrease profitability in fiscal 1996, we believe that these measures have facilitated controlled growth and enhanced profitability in fiscal 1997 and fiscal 1998. We have achieved comparable store sales growth of 13.1% in fiscal 1997 and 18.1% in fiscal 1998. In addition, our total revenues increased by 36.6% in fiscal 1997 and 44.2% in fiscal 1998 and our operating margin increased from 5.7% in fiscal 1997 to 7.9% in fiscal 1998.

INDUSTRY OVERVIEW


     We believe the bridal market is highly fragmented, with approximately 7,500 stores nationwide and estimate that less than five percent of bridal retailers operate more than one store. We estimate the domestic market for the various apparel and accessories purchased by brides, bridesmaids and other members of the bridal party to be in excess of $4 billion per year. Historically, no retailer has been dominant in the bridal retailing industry.



     Most bridal retailers are small and do not have significant bargaining power with the manufacturers of bridal apparel. As a result, the manufacturers dictate the styles that will be available to the retailers and require retailers to make a significant investment in samples of those styles during each selling season. Typically, bridal apparel retailers offer a limited selection of bridal gowns and bridesmaid dresses and provide samples in only the most common sizes, 8 and 10. In general, customers are not able to purchase bridal gowns or bridesmaid dresses "off-the-rack." The majority of bridal gown purchases are made by placing a substantial deposit to order the gown, waiting up to 20 weeks for delivery, and tailoring the fit of the gown through multiple fittings and alterations. These factors can make the bridal shopping experience time consuming, inconvenient and stressful.


KEY COMPETITIVE STRENGTHS

     We believe our key strengths and distinguishing characteristics are as follows:


     Largest and Only National Bridal Apparel Retailer. As the largest and only national bridal apparel retailer, we are able to realize a number of strategic advantages, including:



     - spreading our fixed operating and media expenses over a larger revenue base;


     - maintaining a large in-stock inventory of gowns and dresses;

     - supporting and expanding product offerings using rapid fulfillment through our distribution facility;

     - offering bridal party members the convenience and benefit of one-stop shopping at any of our nationwide locations; and

     - advertising on a national basis.


     Unique Merchandising Strategy. Our merchandising strategy is to offer the broadest in-stock selection with an assortment of over 225 core styles in bridal-related apparel and special occasion dresses ranging in sizes from 2-26. As a result, our customers are often able to try on, purchase and take their gowns home on the same day. Our core merchandise is comprised of our best selling styles that typically endure over time and are supported both by our advertising and inventory fulfillment programs. We believe these core styles have less fashion risk and markdown exposure. To meet the needs of additional customers, we are continuing to expand and refine our core assortment in terms of number of styles, silhouettes, fabrications, price points and sizes. We also offer headpieces and accessories, including shoes, handbags, jewelry and gloves, to outfit the bridal party.



     Control of Product Design, Sourcing and Distribution. We control the production process for a majority of our product offerings from design through distribution. We have an in-house design staff which interprets industry trends and develops exclusive designs. We have established relationships with key manufacturers, and our direct sourcing results in lower product costs and reduced order cycles. Furthermore, our continuous development cycle enables us to provide customers with an assortment of new styles throughout the year, unlike most manufacturers which update their lines only two to three times per year. By controlling our distribution we are able to:



     - reinforce our brand name, David's Bridal, in the eyes of our customers;



     - provide a broad in-stock assortment of our products;



     - control our pricing and flow of goods; and



     - test new products.

     Superior Customer Service. Our objective is to exceed our customers' expectations for service. We recognize that purchasing a wedding gown is an emotional experience, and we devote significant effort to developing an attentive and knowledgeable sales staff. Moreover, our sales staff is motivated by our compensation structure, which rewards sales performance and customer service. Another important element of our commitment to customer service is our convenient store design. Our current prototype, which exists in over half of our stores, averages approximately 10,000 square feet. This prototype presents merchandise in a highly accessible format and enables us to provide personalized service and to cross merchandise related accessories. As an added convenience for our customers, all of our stores, except for our two outlets, provide in-store alterations services. Stores are typically open seven days a week, including evening hours on all weekdays. Unlike many bridal retailers who require appointments, we welcome customers to shop with or without an appointment.


GROWTH STRATEGY

     We believe that, as a result of the initiatives undertaken since mid-fiscal 1995, we are well positioned to capitalize on growth opportunities. The following are the primary elements of our strategy to achieve profitable and controlled growth:


     Open Stores in New and Existing Markets. Our store expansion strategy is to continue diversifying geographically throughout the United States and to fill in certain existing markets. We plan to open stores in both new and existing markets to create greater access and convenience for our customers. This should also increase the efficiency of our media, distribution and management expenses. We opened 12 stores in fiscal 1996, 11 stores in fiscal 1997 and 18 stores in fiscal 1998. We plan to open approximately 18 stores in each of fiscal 1999 and fiscal 2000. We have already opened one of the stores planned for fiscal 1999.



     Increase Sales Productivity of Existing Stores. We employ two complementary strategies to increase the productivity of our existing stores. First, we seek to increase the flow of traffic into our stores by increasing consumer awareness of our brand. Through our multi-tiered marketing strategy and our continuing geographic expansion, we strive to establish David's Bridal as the dominant national brand name in bridal retailing. In addition, we believe the bride typically determines where the bridesmaid dresses are purchased. As a result, we strive to create a favorable experience for the bride. This enhances our ability to outfit her bridesmaids as well as other members of the bridal party, and encourages referrals, a significant factor in generating additional business.

                                  THE OFFERING

Common stock offered by:
     David's Bridal.......................          shares
     The selling shareholders.............          shares
                                            --------------
          Total...........................          shares
Common stock to be outstanding after this
  offering................................          shares
Use of Proceeds...........................  We intend to use the estimated net proceeds of million that we will receive from this
                                            offering to repay the outstanding balance under our
                                            revolving credit agreement, to fund new store
                                            growth, for capital expenditures and for general
                                            corporate purposes, including working capital.
                                            We will not receive any proceeds from the shares
                                            sold by the selling shareholders.
Proposed New York Stock Exchange Symbol...  DBR

------------------------------
     The table above excludes an aggregate of      shares issuable upon exercise
of stock options outstanding at January 2, 1999, plus an additional      shares
reserved for issuance in connection with future stock options and other awards under our stock option plan. See "Management--Stock Option Plan". This table also reflects the conversion of all outstanding shares of class A, B, C and D
preferred stock into an aggregate of      shares of common stock upon completion
of this offering.
                            ------------------------

     We are a successor to a bridal retailing business that began in Ft. Lauderdale, Florida in 1950 and were incorporated in Florida in 1990. Our principal executive offices are located at 44 West Lancaster Avenue, Suite 250, Ardmore, Pennsylvania 19003. Our telephone number is (610) 896-2111. Our world wide web address is http:/www.davidsbridal.com. OUR WEB SITE IS NOT PART OF THIS PROSPECTUS.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
         (IN THOUSANDS EXCEPT PER SHARE, NET SALES PER SQUARE FOOT AND
                             NUMBER OF STORES DATA)

     You should read the following summary consolidated financial and operating data together with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                             FISCAL YEAR(A)
                                          ----------------------------------------------------
                                           1994       1995       1996       1997        1998
STATEMENT OF OPERATIONS DATA:
  Net sales.............................  $27,523    $45,453    $63,158    $85,785    $123,656
  Other income(b).......................    1,331      2,634      4,188      6,228       9,062
     Total revenues.....................   28,854     48,087     67,346     92,013     132,718
  Gross profit(c).......................   14,258     21,569     26,457     38,943      58,105
  Selling, general and administrative
     expenses...........................   11,930     19,114     26,453     33,738      47,581
  Income from operations................    2,328      2,455          4      5,205      10,524
  Interest expense, net.................      491        467        586      1,248       1,087
  Net income (loss)(d)..................    1,107        700       (415)     2,598       5,819
  Net income (loss) per common share
     (e)(f):
     Basic..............................  $  0.12    $  0.08    $ (0.06)   $  0.39    $   0.88
     Diluted(g).........................  $  0.11    $  0.06    $ (0.06)   $  0.22    $   0.47
  Weighted average shares outstanding:
     Basic..............................    9,330      8,250      6,929      6,687       6,620
     Diluted............................    9,981     11,399      6,929     11,862      12,474
STORE DATA:
  Number of stores, end of period.......       23         36         48         59          77
  Total square feet, end of period......      200        328        455        569         766
  Comparable store sales increase(h)....     20.9%      11.3%       1.0%      13.1%       18.1%
  Average net sales per store(i)........  $ 1,816    $ 1,769    $ 1,679    $ 1,809    $  2,022
  Net sales per square foot(j)..........  $   193    $   204    $   184    $   191    $    207
OPERATING DATA:
  Gross profit margin(c)................     49.4%      44.9%      39.3%      42.3%       43.8%
  Selling, general and administrative
     expense percentage.................     41.3%      39.8%      39.3%      36.6%       35.9%
  Operating income margin...............      8.1%       5.1%       0.0%       5.7%        7.9%
  Capital expenditures..................  $ 1,109    $ 5,029    $ 4,931    $ 7,470    $  8,105
  Depreciation and amortization(k)......  $   284    $   632    $ 1,393    $ 2,022    $  2,896

                                                                 JANUARY 2, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                                             AS
                                                              ACTUAL     ADJUSTED(L)
BALANCE SHEET DATA:
  Inventories...............................................  $37,458
  Working capital...........................................   27,335
  Total assets..............................................   65,562
  Long-term debt, excluding current portion(m)..............   19,647
  Shareholders' equity......................................   27,520

(a) Our fiscal year consists of 52 or 53 weeks, ends on a Saturday near December 31 and is named for the calendar year ending on that December 31. All fiscal years presented include 52 weeks of operations except for fiscal 1996, which includes 53 weeks of operations.

(b) Primarily income from alterations plus third party promotional fee income.

(c) Net of buying, distribution and store occupancy costs.

(d) Fiscal 1995 reflects a net loss of $550 from early extinguishment of debt, net of income tax benefit of $323.

(e) Gives retroactive effect to the stock split of              . See note 2 to
    our consolidated financial statements.

(f) Net income before extraordinary item for fiscal year 1995 was $0.15 per common share (basic) and $0.11 per common share (diluted).

(g) Diluted earnings per share assumes that preferred stock has been converted at historical conversion rates. Had diluted earnings per share been calculated using the preferred stock conversion rates in effect as of the consummation of this offering, diluted earnings per share would have increased to $0.50 for fiscal 1998. See note 9 to our consolidated financial statements.

(h) Includes net sales plus alterations income. Stores that have been relocated within the same market are considered comparable stores. A store becomes comparable in the first month following 12 full months of operation.

(i) Includes net sales plus alterations income for stores open for the entire period indicated.

(j) Calculated by dividing net sales plus alterations income by the total square footage of stores open for the entire period indicated.

(k) Excludes amortization of debt discount and debt issuance costs.

(l) Represents actual data as adjusted to give effect to (1) the issuance of an
    aggregate of              shares of common stock upon conversion of all
    outstanding shares of preferred stock upon the consummation of this offering
    and (2) the sale of              shares of common stock offered by us at an
    assumed initial public offering price after deducting underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds.

(m) Includes capitalized lease obligations.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock.

     Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus. These are statements that relate to future events and time periods or our expectations. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

RISKS RELATING TO OUR BUSINESS:

  WE MAY NOT BE ABLE TO MANAGE OUR GROWTH

     Our strategy is designed to enhance profitability by increasing sales in existing stores and generating sales in new stores. However, we must successfully manage our growth to realize this strategy. Our growth will be adversely affected if we are unable to:

     - identify suitable markets and sites for new stores;

     - negotiate leases on acceptable terms;

     - maintain levels of service that are expected by customers;

     - provide a diverse inventory of bridal gowns and flowergirl, bridesmaid, mothers-of-the-bride and -groom and other special occasion dresses, accessories and other product offerings in attractive styles;

     - avoid reducing sales and profitability at existing stores when opening new stores in the same region or market area;

     - offer price points that appeal to a broad range of consumers;

     - manage inventory on an effective basis;

     - deliver products on a timely basis;

     - test new product offerings on an effective basis;

     - hire, train and retain competent managers and personnel capable of providing high levels of customer service;

     - improve, upgrade and expand our infrastructure to accommodate our growth; and

     - expand our distribution facility or add additional distribution facilities, as necessary.

     We will be materially adversely affected if we are unable to successfully manage our growth.

  WE DEPEND ON MANAGEMENT INFORMATION SYSTEMS

     We depend on management information systems for all major aspects of our business. We will be materially adversely affected if our management information systems are disrupted or we are unable to improve, upgrade and expand our systems on an effective basis. We are expanding our current hardware and network infrastructure, including the development of a communications infrastructure and the creation of data warehouses for store, marketing and customer information to improve controls and enhance sales and operational capabilities. We also intend to upgrade our systems to accommodate certain aspects of our planned marketing strategy and inventory management, including the implementation of a new warehouse management system. We will also seek to expand our store bridal registry information to enhance communications with customers and target our promotions. We cannot assure that our planned expansion or upgrades will be completed on a timely basis and successfully. See "Business--Management Information Systems."

  WE MAY NOT BE ABLE TO ANTICIPATE AND RESPOND TO CONSUMER DEMAND

     Our success will depend on our ability to anticipate and respond to consumer demand. We must identify and respond to changing consumer preferences with respect to bridal gowns and related bridal wear, accessories and our other product offerings. Fashion trends can be volatile. This is particularly true for bridesmaid and special occasion dresses. Our success depends on our ability to anticipate and effectively respond to these trends. If we do not provide merchandise that is desired by a sufficient number of customers, we will be compelled to reduce prices and we may be left with unsaleable inventory. We will be materially adversely affected if we do not anticipate and effectively respond to customer demands.

  WE DEPEND ON ASIAN MANUFACTURERS

     Substantially all of our bridal gowns and flowergirl dresses are manufactured in Asia. Substantially all of our other product offerings are currently manufactured domestically. We may in the future seek to manufacture a portion of this apparel internationally. Our business could be materially adversely affected by our reliance on international manufacturing. Some of the risks in manufacturing overseas include:

     - changes in laws and regulations;

     - tariffs, quotas and other trade barriers;

     - work stoppages;

     - political and financial instability;

     - fluctuations in currency exchange rates; and

     - increases in freight costs.

     Virtually all of our bridal gowns are manufactured in China. There have been a number of recent trade disputes between China and the United States during which the Unites States has threatened to impose punitive tariffs and duties on products imported from China and to withdraw China's "most favored nation" trade status. Since a substantial portion of our total revenues is derived from the sale of bridal gowns, we are particularly vulnerable to the risk of loss of the most favored nation status for China, changes in the current tariff or duty structures or the adoption by the United States of other trade policies or sanctions adverse to China.

     In addition, our import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements and other applicable treaties impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements and other applicable treaties also allow the United States to impose restraints at any time on the importation of categories of merchandise that, under the terms of the agreements, are not currently subject to specified limits. We may be materially adversely affected if the United States or the countries in which our products are produced impose new quotas, duties, tariffs or other restrictions, or adversely adjust the prevailing quota, duty or tariff levels.

  WE DEPEND ON OUR JOINT VENTURE PARTNER FOR INTERNATIONAL MANUFACTURING

     We depend on our Hong Kong based joint venture to handle our relationships with international manufacturers of our bridal wear. This joint venture is equally owned by us and one of our shareholders, Addwood Limited. We handle negotiations with the manufacturers with respect to basic economic terms and product design. We depend on our joint venture partner to identify suitable manufacturers and insure that our manufacturers are meeting design specifications, adhering to shipping requirements and complying with our business standards. We may be materially adversely affected if our joint venture partner does not perform its responsibilities on an acceptable basis or terminates our relationship and we are unable to replace our joint venture partner on a prompt basis. See note 5 to our consolidated financial statements.

  MANY OF OUR MANUFACTURERS HAVE LIMITED RESOURCES

     Many of the third parties we use to manufacture our apparel have limited resources, production capabilities and operating histories. These manufacturers may be unable to support the continued expansion of our business. Our relationships with our manufacturers are not on a contractual basis and do not assure adequate supply or quality or acceptable pricing on a long-term basis. A manufacturer could discontinue selling to us at any time. We may be materially adversely affected if we are unable to promptly replace a manufacturer who is unwilling or unable to satisfy our requirements.

  OUR COMPARABLE STORE SALES WILL FLUCTUATE

     Our comparable store sales have fluctuated significantly in the past. Comparable store sales will continue to fluctuate. Comparable store sales may be affected by many factors, including:

     - competition and economic conditions;

     - fashion trends;

     - weather conditions;

     - new store openings in existing markets;

     - sourcing and management of merchandise inventory;

     - customer response to new and existing styles; and

     - store relocations.

     We are not likely to maintain comparable store sales growth at our current levels. Our stock price may likely be materially adversely affected by declines and fluctuations in our comparable store sales.

  OUR QUARTERLY FINANCIAL RESULTS WILL FLUCTUATE

     Our financial results may substantially fluctuate during any reporting period due to a number of factors. Historical trends indicate that our sales are typically highest from January through April and lowest from October through December. Our financial results may also fluctuate as a result of:

     - performance of new and existing stores;

     - pre-opening expenditures for new stores;

     - the timing of new store openings;

     - the timing of holidays;

     - competition and economic conditions;

     - fashion trends;

     - weather conditions;

     - sourcing and management of merchandise inventory; and

     - customer response to new and existing styles.

     Our expenditures for inventory, personnel and other pre-opening items for new stores may adversely affect period-to-period financial results. New stores may fail to generate sales as promptly as planned. New stores may also depress sales in our other stores that are located in the same regions or market areas.

     Our financial results may not meet the expectations of analysts and investors. The market price of our common stock is likely to decline when we do not meet these expectations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality."

  WE MAY NEED ADDITIONAL FINANCING

     We believe that our available cash resources, including the net proceeds from the offering, will be sufficient to meet our working capital requirements for at least the next 12 months. However, we may need additional financing if we accelerate our expansion program or our operating results decline. Additional funds may also be necessary to respond to competitive pressures or unanticipated requirements. Additional financing may not be available on satisfactory terms or at all. Any additional equity financing may cause investors to experience dilution. Any debt financing may result in restrictions on our spending or payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  WE DEPEND ON OUR PERSONNEL

     Steven H. Erlbaum, our Chairman and Chief Executive Officer, will resign from his position as Chief Executive Officer upon the closing of this offering. Robert D. Huth, our President and Chief Operating Officer, will also become our Chief Executive Officer upon the closing of this offering. Although Mr. Huth has been primarily responsible for running our day-to-day operations since joining us in 1995, we will be materially adversely affected if Mr. Huth is unable to assume these added responsibilities on a timely and effective basis.

     Our success will depend on the continued employment of our executive management team after this offering. If one or more members of our management team do not continue in their present positions, we could be materially adversely affected.

     Our expansion strategy will depend on our ability to hire capable managers and other store level personnel. The need for such personnel is particularly important because purchasers of bridal wear typically expect a high level of service and attentiveness. We will be materially adversely affected if we do not hire capable store managers and other store level personnel.

  WE MAY BE EXPOSED TO YEAR 2000 PROBLEMS

     Historically, certain computerized systems have used two digits rather than four to define the applicable year. Computer equipment and software and devices with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations. This problem is generally referred to as the "Year 2000 issue."

     As a result of the Year 2000 issue, possible consequences to our business include the inability to engage in normal business activities resulting from one or more of the following:

     - loss of communications links with certain store locations;

     - disruptions in the movement of inventory to and from our distribution center and between store locations;

     - failure of our inventory management systems;

     - the inability to process transactions with customers;

     - the inability to send purchase orders;

     - the inability to fulfill customer orders in a timely fashion;

     - failure of our vendors to provide us with suitable products;

     - failure of our credit card processors to correctly process customer transactions; or

     - failure of our telecommunications service.

     Not all of our information systems are Year 2000 compliant and not all of the third parties with whom we conduct our business have indicated that their information systems are Year 2000 compliant. We are in the process of making changes to, or replacing, our management information systems to make them Year 2000 compliant. We have been notified by our third parties with whom we conduct our business that they are in the process of becoming Year 2000 compliant. However, if we and these third parties do not complete this work effectively or on time, we will be materially adversely affected. We discuss the impact that the Year 2000 issue may have on our business, our expected costs to address our Year 2000 issues and our contingency plans in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

RISKS RELATING TO OUR INDUSTRY:

  WE ARE DEPENDENT ON ECONOMIC CONDITIONS

     Our sales could be materially adversely affected by unfavorable economic conditions. Purchases of bridal wear and accessories may decline during recessionary periods. Prices that consumers may be willing to pay for bridal wear and accessories may be lower during times of economic duress. Our business will likely be materially adversely affected by a deterioration in general economic conditions.

  WE FACE A HIGH DEGREE OF COMPETITION

     The retail bridal wear business is highly competitive. We compete with local stores, regional chains and bridal warehouses that may have an established following in a community. We also compete with department stores that may also sell through catalogs and that have substantially greater financial and other resources. Specialty stores and a larger number of department stores provide additional competition in the sale of bridesmaid and special occasion dresses.

     Many retailers of other products that follow a growth strategy similar to ours rely on large selections and comparatively low prices to compete. However, the purchase of bridal wear is a very personal and emotional decision. We must provide a high level of service to compete effectively. We will be materially adversely affected if we do not compete successfully. See "Business--Competition."

RISKS RELATING TO THIS OFFERING:

  THERE IS SIGNIFICANT OWNERSHIP CONCENTRATION OF OUR COMMON STOCK

     Upon the consummation of this offering, Steven H. Erlbaum, Michael C. Erlbaum, Gary E. Erlbaum, Philip Youtie, and Steven J. Sidewater, together with members of their immediate family, trusts for the benefit of members of their immediate family, and family partnerships in which members of their immediate
family are partners, will own      %,      %,      %,      % and      %,
respectively, of our outstanding common stock. The Clipper Group partnership
will own      % of our outstanding common stock. These shareholders will own
     % in the aggregate. These shareholders will have the power to elect our board of directors and approve actions requiring the approval of the majority of our shareholders if they decide to act together. Steven, Michael and Gary Erlbaum are brothers and directors. The interests of these shareholders could conflict with the interests of our other shareholders.

  OUR COMMON STOCK HAS NEVER BEEN PUBLICLY TRADED

     There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price will be determined by negotiations between representatives of the underwriters, the selling shareholders and us and may not be indicative of prices that will prevail in the trading market.

  ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A SALE OF DAVID'S BRIDAL

     We are a Florida corporation. There are anti-takeover provisions of Florida law that could make it more difficult for a third party to acquire control of our company, even if such a change in control would be beneficial to our shareholders. Our articles of incorporation divide our board into three classes and provide that our board of directors may issue preferred stock without shareholder approval. The existence of a classified board or issuance of preferred stock could make it more difficult for a third party to acquire our company.

  FUTURE SALES OF OUR SHARES BY OUR CURRENT SHAREHOLDERS MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

     If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, then the market price of our common stock could fall. Restrictions under the securities laws and certain lock-up agreements limit the number of shares of common stock available for sale in the public market. The
holders of                shares of common stock, shares of preferred stock that
will convert to                shares of common stock before this offering and
options exercisable into an aggregate of                shares of common stock
have agreed not to sell any such securities for 180 days after this offering without the prior written consent of Donaldson, Lufkin and Jenrette Securities Corporation.

     The holders of preferred stock that will convert to                shares
of common stock prior to this offering to purchase                shares of
common stock have demand and piggy-back registration rights. The exercise of such rights could adversely affect the market price of our common stock. We plan to file a registration statement to register all shares of common stock under our stock option plan. After such registration statement is effective, shares issued upon exercise of stock options will be eligible for resale in the public market without restriction.

  THIS OFFERING WILL BENEFIT OUR CURRENT SHAREHOLDERS

     Our current shareholders, including members of management, will recognize significant benefits from this offering. These benefits include the creation of a public market for our common stock which will allow some of our existing shareholders to sell shares in this offering and enable our shareholders to liquidate their investments in the future. The selling shareholders, including our Chairman and President and several members of our board of directors, will sell a significant number of shares in this offering. The excess of the initial public offering price over amounts paid for common stock, including the amounts payable upon the exercise of stock options, by our executive officers and
directors is approximately $          million, or $          per share based on
an assumed offering price of $          per share.

                           FORWARD-LOOKING STATEMENTS

     We have made statements made under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements about the following:

     - the competitiveness of the bridal industry;

     - the future availability and prices of certain materials; and

     - our business and growth strategies and other statements contained herein that are not historical facts.

     When used in this prospectus, the words "anticipate," "believe," "estimate" and similar expressions are generally intended to identify forward-looking statements. There are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including:

     - changes in general economic and business conditions and those in the bridal industry in particular;

     - actions of competitors;

     - our ability to recover our costs in the pricing of our products;

     - the extent to which we are able to develop new products and expand our business into new markets;

     - our inability to effectively manage our growth;

     - the level of demand for our products;

     - changes in our business strategies;

     - developments in international markets;

     - our inability to obtain financing when required; and

     - other factors discussed under "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of                shares in
this offering will be approximately $          million. This is based upon an
assumed initial public offering price of $          per share, after deducting
underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

     We intend to use a portion of the net proceeds to repay the outstanding balance under our revolving credit agreement, although the revolving credit agreement will remain available for future borrowings. The outstanding balance under our revolving credit agreement was $14.6 million on January 31, 1999. Borrowings under the revolving credit agreement bear interest at variable rates which averaged 6.5% at January 31, 1999. The revolving credit agreement is available through July 31, 2001.

     We intend to use any remaining net proceeds to fund new store growth, for capital expenditures and for general corporate purposes, including working capital. Pending such uses, we will invest the net proceeds of this offering in short-term, investment grade securities.

                                DIVIDEND POLICY

     We have not paid cash dividends on our common stock since converting from a subchapter S-corporation in 1993. We currently intend to retain all future earnings to fund the development and growth of our business. We do not currently anticipate paying any cash dividends. Future decisions regarding cash dividends on our common stock will be made by our board of directors. These decisions will depend on our results of operations, financial position, capital requirements, general business conditions and restrictions imposed by any financing arrangements. Our revolving credit agreement currently prohibits the payment of dividends. We may also face legal and regulatory restrictions on the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth our actual and pro forma as adjusted capitalization. Our pro forma as adjusted capitalization gives effect to:

     - the conversion of all outstanding shares of preferred stock into an
       aggregate of           shares of common stock upon the consummation of
       this offering;

     - the sale of the                shares of common stock offered by us; and

     - the application of the estimated net proceeds based on an assumed initial public offering price of $ per share.

                                                              AS OF JANUARY 2, 1999
                                                              ----------------------
                                                                         PRO FORMA,
                                                              ACTUAL     AS ADJUSTED
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $   320      $
Short-term debt, including current portion of capitalized
  lease obligations.........................................  $   281      $
                                                              -------      -------
                                                              =======      =======
Capitalized lease obligations, less current portion.........      281          281
Long-term debt..............................................   19,366
                                                              -------      -------
          Total long-term debt..............................   19,647           --
                                                              -------      -------
Shareholders' equity:
  Preferred stock, par value $0.01 per share,
               shares authorized; 171,792 shares of class A
     preferred stock; 114,104 shares of class B preferred
     stock; 114,104 shares of class C preferred stock; and
     686,402 shares of class D preferred stock issued and
     outstanding actual; no shares issued and outstanding
     pro forma, as adjusted.................................       11           --
  Common stock, par value $0.01 per share;           shares
     authorized;           shares issued and outstanding
     actual;           shares issued and outstanding pro
     forma as adjusted......................................       66
  Additional paid-in capital................................   18,313
  Retained earnings.........................................    9,130
                                                              -------
     Total shareholders' equity.............................   27,520
                                                              -------
          Total capitalization..............................  $47,167      $
                                                              =======      =======

     The table above excludes an aggregate of                shares issuable
upon exercise of stock options outstanding at January 2, 1999, plus an
additional                shares reserved for issuance in connection with future
stock options and other awards under our stock option plan. See note 10 to our consolidated financial statements.

                                    DILUTION

     Our net tangible book value as of January 2, 1999 was $          million or
$          per share. Our net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the number of shares of our common stock outstanding. The price per share to the public of the shares of common stock offered by this prospectus exceeds the net tangible book value per share prior to this offering. Therefore, purchasers of shares of common stock in this offering will realize immediate and substantial dilution in the net tangible book value of their shares. The following table, based upon our net tangible book value as of January 2, 1999, illustrates the dilution to purchasers of our common stock in this offering, based on an assumed initial public offering price
of $          per share.

Assumed initial public offering price per share.............             $
  Net tangible book value per share as of January 2, 1999...  $
  Increase in net tangible book value per share attributable to new investors.......................................
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                         -------
Dilution per share purchased in this offering...............             $
                                                                         =======

     The following table presents, on an adjusted basis as of January 2, 1999
and assuming an initial public offering price of $     per share:

     - the number of shares of our common stock purchased from us;

     - the total cash consideration paid; and

     - the average price per share paid by the existing holders of common stock and by new investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                   SHARES
                                                  PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                              -----------------    --------------------      PRICE
                                              NUMBER    PERCENT     AMOUNT     PERCENT     PER SHARE
Existing shareholders.......................                  %    $                 %      $
New investors...............................
                                               ----      -----     -------      -----
          Total.............................                  %    $                 %
                                               ====      =====     =======      =====

     The tables on this page exclude all outstanding options. See "Management--Stock Option Plan" and note 10 to our consolidated financial statements. The exercise of outstanding options having an exercise price less than the initial public offering price would increase the dilution effect to new investors that is shown on the tables. Also, the second table on this page does not give effect to sales of shares by the selling shareholders. Sales by the selling shareholders in this offering will reduce the number of shares held by
existing shareholders to                shares, or      % of the shares
outstanding, and will increase the number of shares held by new investors to
               shares, or      % of the shares outstanding.

         SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth our selected consolidated statement of operations and store, operating and balance sheet data. Our statement of operations data for fiscal 1996, 1997 and 1998 and our balance sheet data as of the end of fiscal 1997 and 1998 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. Our statement of operations data for fiscal 1994 and 1995 and the selected balance sheet data as of the end of fiscal 1994, 1995 and 1996 have been derived from consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants, and are not included in this prospectus. You should read the data set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                      FISCAL YEAR(A)
                                              ---------------------------------------------------------------
                                                 1994         1995         1996         1997         1998
                                               (IN THOUSANDS EXCEPT PER SHARE, NET SALES PER SQUARE FOOT AND
                                                                  NUMBER OF STORES DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.................................   $27,523      $45,453      $63,158      $85,785      $123,656
  Other income(b)...........................     1,331        2,634        4,188        6,228         9,062
                                               -------      -------      -------      -------      --------
     Total revenues.........................    28,854       48,087       67,346       92,013       132,718
  Cost of sales(c)..........................    14,596       26,518       40,889       53,070        74,613
                                               -------      -------      -------      -------      --------
     Gross profit...........................    14,258       21,569       26,457       38,943        58,105
  Selling, general and administrative
     expenses...............................    11,930       19,114       26,453       33,738        47,581
                                               -------      -------      -------      -------      --------
     Income from operations.................     2,328        2,455            4        5,205        10,524
  Interest expense, net.....................       491          467          586        1,248         1,087
                                               -------      -------      -------      -------      --------
     Income (loss) before income taxes......     1,837        1,988         (582)       3,957         9,437
  Income tax provision (benefit)............       730          738         (167)       1,359         3,618
                                               -------      -------      -------      -------      --------
  Income (loss) before extraordinary item...     1,107        1,250         (415)       2,598         5,819
  Extraordinary item, net of tax(d).........        --         (550)          --           --            --
                                               -------      -------      -------      -------      --------
     Net income (loss)......................   $ 1,107      $   700      $  (415)     $ 2,598      $  5,819
                                               =======      =======      =======      =======      ========
  Net income (loss) per common share(e)(f):
     Basic..................................   $  0.12      $  0.08      $ (0.06)     $  0.39      $   0.88
     Diluted(f)(g)..........................   $  0.11      $  0.06      $ (0.06)     $  0.22      $   0.47
  Weighted average shares outstanding:
     Basic..................................     9,330        8,250        6,929        6,687         6,620
     Diluted................................     9,981       11,399        6,929       11,862        12,474
STORE DATA:
  Number of stores, end of period...........        23           36           48           59            77
  Total square feet, end of period..........       200          328          455          569           766
  Comparable store sales increase(h)........      20.9%        11.3%         1.0%        13.1%         18.1%
  Average net sales per store(i)............   $ 1,816      $ 1,769      $ 1,679      $ 1,809      $  2,022
  Net sales per square foot(j)..............   $   193      $   204      $   184      $   191      $    207
OPERATING DATA:
  Gross profit margin.......................      49.4%        44.9%        39.3%        42.3%         43.8%
  Selling, general and administrative
     expense percentage.....................      41.3%        39.8%        39.3%        36.6%         35.9%
  Operating income margin...................       8.1%         5.1%         0.0%         5.7%          7.9%
  Capital expenditures......................   $ 1,109      $ 5,029      $ 4,931      $ 7,470      $  8,105
  Depreciation and amortization(k)..........   $   284      $   632      $ 1,393      $ 2,022      $  2,896

                                                                      FISCAL YEAR(A)
                                              ---------------------------------------------------------------
                                                 1994         1995         1996         1997         1998
                                               (IN THOUSANDS EXCEPT PER SHARE, NET SALES PER SQUARE FOOT AND
                                                                  NUMBER OF STORES DATA)
BALANCE SHEET DATA:
  Inventories...............................   $ 9,916      $20,415      $20,095      $32,113      $ 37,458
  Working capital...........................     4,824       14,149       18,292       24,023        27,335
  Total assets..............................    13,492       31,171       35,287       53,656        65,562
  Long-term debt, excluding current
     portion(l).............................     2,894          134       12,654       16,331        19,647
  Redeemable common stock...................        --        7,744        3,607          628            --
  Shareholders' equity......................     3,707       11,949       11,171       21,724        27,520

----------------------------
(a) Our fiscal year consists of 52 or 53 weeks, ends on a Saturday near December 31 and is named for the calendar year ending on that December 31. All fiscal years presented include 52 weeks of operations except for fiscal 1996, which includes 53 weeks of operations.

(b) Primarily income from alterations plus third party promotional fee income.

(c) Cost of sales includes buying, distribution and store occupancy costs.

(d) Fiscal 1995 reflects net loss of $550 from early extinguishment of debt, net of income tax benefit of $323.

(e) Gives retroactive effect to the stock split of      . See note 2 to our
    consolidated financial statements.

(f) Net income before extraordinary item for fiscal year 1995 was $0.15 per common share (basic) and $0.11 per common share (diluted).

(g) Diluted earnings per share assumes that preferred stock has been converted at historical conversion rates. Had diluted earnings per share been calculated using the preferred stock conversion rates in effect as of the consummation of this offering, diluted earnings per share would have increased to $0.50 for fiscal 1998. See note 9 to our consolidated financial statements.

(h) Includes net sales plus alterations income. Stores that have been relocated within the same market are considered comparable stores. A store becomes comparable in the first month following 12 full months of operation.

(i) Includes net sales plus alterations income for stores open for the entire period indicated.

(j) Calculated by dividing net sales plus alterations income by the total square footage of stores open for the entire period indicated.

(k) Excludes amortization of debt discount and debt issuance costs.

(l) Includes capitalized lease obligations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are the largest and only national retailer of bridal gowns and bridal related apparel in the United States, operating 77 stores in 29 states as of January 2, 1999. We opened 12 stores in fiscal 1996, 11 stores in fiscal 1997 and 18 stores in fiscal 1998. We plan to open approximately 18 stores in each of fiscal 1999 and fiscal 2000. We have already opened one of the stores that we plan to open in fiscal 1999.

     We are a successor to a bridal retailing business that began in Ft. Lauderdale, Florida in 1950. We were incorporated and commenced operations by opening a store in Hallandale, Florida in 1990. We experienced rapid growth in fiscal 1994 and fiscal 1995, when the number of stores increased from 14 to 36 over these two fiscal years. This growth placed considerable strain on our inventory controls, information systems, personnel and capital resources. During fiscal 1995, we determined that we had accumulated excessive inventories of a large number of wedding gowns and other apparel. In mid-1995 we commenced key initiatives which we continue to build upon to increase profitability and support controlled growth. These initiatives have included:

     - enhancing our management team;

     - focusing our merchandising strategy on building and expanding an assortment of core styles;

     - upgrading our management information systems;

     - opening a distribution facility to improve inventory management; and

     - improving our recruiting and training programs for store personnel.

     While the immediate effect of these initiatives was to decrease profitability in fiscal 1996, we believe that these measures have facilitated controlled growth and enhanced profitability in fiscal 1997 and fiscal 1998. We have achieved comparable store sales growth of 13.1% in fiscal 1997 and 18.1% in fiscal 1998. In addition, our total revenues increased by 36.6% in fiscal 1997 and 44.2% in fiscal 1998 and our operating margin increased from 5.7% in fiscal 1997 to 7.9% in fiscal 1998. See "Risk Factors -- Our Comparable Store Sales Will Fluctuate."

     We design and directly source virtually all of our bridal gowns. We purchase these garments from overseas manufacturers, principally located in Asia. We do not operate any manufacturing plants. Through our Hong Kong joint venture, we have established relationships with core manufacturers that enable us to significantly shorten the time period between order and delivery. This reduced order cycle facilitates rapid replenishment of merchandise and enables us to better react to fashion trends. We also avoid dependence on the bridal manufacturers which can dictate the styles, quantities and order cycles to most bridal retailers. We have reduced the cost of our gowns and dresses by eliminating middlemen and dealing directly with factories. For bridesmaid dresses, we either directly source the products or purchase them from domestic dress manufacturers. We purchase other special occasion merchandise and accessories from a variety of domestic vendors.

     We opened our distribution center in 1996. This facility is located in Conshohocken, Pennsylvania. We expanded this facility in 1998 from 30,000 square feet to 54,000 square feet. More than half of our unit merchandise is shipped from suppliers to our distribution center, where we inspect, ticket and monitor shipments to our stores. In early 1998, we completed the initial development of an inventory replenishment system that is designed to improve service levels and inventory turnover among various merchandise categories. This system, which is linked to our distribution center and merchandise systems, was used during fiscal 1998 to replenish accessory items. We have recently expanded the use of this system to replenish bridal gowns and expect to further expand this system to replenish other products that are back-stocked by the distribution center. We believe the use of our distribution center to rapidly fulfill our merchandise needs has facilitated the expansion of our assortment of bridal and other dress categories.

     We operate on a 52/53-week fiscal year. Our fiscal year ends on a Saturday near December 31 and is named for the calendar year ending on that December 31. Fiscal 1996, 1997 and 1998 include 53, 52 and 52 weeks, respectively.

     Total revenues principally include merchandise sales, alterations income and third party promotional fees. Selling, general and administrative expenses include store expenses, general and administrative expenses and media expense. Comparable store sales are based on net sales and alterations revenue but exclude third party promotional fee income. A store becomes comparable in the first month following 12 full months of operation. Stores that have been relocated within the same market are considered comparable stores.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues.

                                                              PERCENTAGE OF TOTAL REVENUES
                                                                       FISCAL YEAR
                                                              -----------------------------
                                                              1996        1997        1998
Total revenues..............................................  100.0%      100.0%      100.0%
Cost of sales(a)............................................   60.7        57.7        56.2
                                                              -----       -----       -----
  Gross profit..............................................   39.3        42.3        43.8
Selling, general and administrative expenses................   39.3        36.6        35.9
                                                              -----       -----       -----
  Income from operations....................................    0.0         5.7         7.9
Interest expense net........................................    0.9         1.4         0.8
                                                              -----       -----       -----
  Income (loss) before income taxes.........................   (0.9)        4.3         7.1
Income tax provision (benefit)..............................   (0.3)        1.5         2.7
                                                              -----       -----       -----
  Net income (loss).........................................   (0.6)%       2.8%        4.4%
                                                              =====       =====       =====

-----------------------------
(a) Cost of sales includes buying, distribution and store occupancy costs.

FISCAL 1998 VERSUS FISCAL 1997

     Total revenues. Total revenues for fiscal 1998 were $132.7 million, an increase of 44.2% from fiscal 1997. We attribute this increase to an 18.1% increase in comparable store sales, the impact of new stores opened in fiscal 1998 and the impact of stores opened in fiscal 1997. We opened 18 stores in fiscal 1998 as compared to 11 stores in fiscal 1997. We operated 77 stores at the end of fiscal 1998 compared to 59 stores at the end of fiscal 1997.

     Gross profit. Gross profit for fiscal 1998 was $58.1 million (43.8% of total revenues) as compared with $38.9 million (42.3% of total revenues) in fiscal 1997. We were able to achieve higher gross profit as a percentage of total revenues due to higher merchandise margins and lower store occupancy costs as a percentage of total revenues. We achieved higher merchandise margins by taking fewer markdowns resulting from increased sales of our core assortment, which generally maintains a higher margin. In addition, our gross margin improved through our international and domestic direct sourcing efforts, which have resulted in lower product costs. Our store occupancy costs were lower as a percentage of total revenues primarily due to higher comparable store sales, the timing of new store openings and the volume of new store sales.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $47.6 million (35.9% of total revenues) in fiscal 1998 as compared with $33.7 million (36.6% of total revenues) in fiscal 1997. The decrease in selling, general and administrative expenses as a percentage of total revenues was primarily achieved through spreading media costs over a greater total revenue base. The

$13.9 million increase in selling, general and administrative expenses reflects our investment in personnel and infrastructure as well as on increase in variable store selling expenses to support our continued growth.

     Interest expense. Interest expense in fiscal 1998 was $1.1 million, as compared to $1.2 million in fiscal 1997. The decrease in interest expense was due to lower interest rates, partially offset by higher debt levels used to fund our expansion.

     Taxes. Our effective tax rate was 38.3% in fiscal 1998 as compared to 34.3% in fiscal 1997. The increase was primarily due to a higher effective state tax rate.

     Net income. As a result of the factors described above, our net income for fiscal 1998 was $5.8 million, a $3.2 million increase over our fiscal 1997 net income of $2.6 million.

FISCAL 1997 VERSUS FISCAL 1996

     Total revenues. Total revenues for fiscal 1997 were $92.0 million, an increase of 36.6% from fiscal 1996. We attribute this increase to a 13.1% increase in comparable store sales, the full year impact of stores we opened in fiscal 1996 and new stores opened in fiscal 1997. We opened 11 stores in fiscal 1997 as compared to 12 stores in fiscal 1996. We operated 59 stores at the end of fiscal 1997 compared to 48 stores at the end of fiscal 1996.

     Gross profit. Gross profit for fiscal 1997 was $38.9 million (42.3% of total revenues) as compared with $26.4 million (39.3% of total revenues) in fiscal 1996. We were able to achieve higher gross profit as a percentage of total revenues from higher merchandise margins and lower buying expenses as a percentage of total revenues, which were partially offset by increases in distribution and store occupancy costs as a percentage of total revenues. We achieved higher merchandise margins by taking fewer markdowns resulting from increased sales of our core assortment, which generally maintains a higher margin. In addition, our gross margin improved through our international and domestic direct sourcing efforts, which have resulted in lower product costs. Our buying costs were lower as a percentage of total revenues primarily through the application of fixed costs over a larger total revenue base. Our distribution center expenses increased as a percentage of total revenues because fiscal 1997 was the first full year of operation for our distribution center. Our store occupancy costs increased as a percentage of total revenues as a result of the impact of rent and real estate tax expenses associated with new stores opened in fiscal 1997.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $33.7 million (36.6% of total revenues) in fiscal 1997, as compared with $26.4 million (39.3% of total revenues) in fiscal 1996. Our selling, general and administrative expenses decreased as a percentage of total revenues as a result of spreading store and media costs over a greater total revenue base.

     Interest expense. Interest expense was $1.2 million in 1997 as compared to $586,000 in fiscal 1996. The increase in interest expense was due to higher debt levels used to fund our store expansion. Interest rates remained relatively constant in fiscal 1997 as compared to fiscal 1996.

     Taxes. Our effective tax rate was 34.3% in fiscal 1997, compared to a 28.8% benefit in fiscal 1996. The fiscal 1997 provision reflects the federal statutory rate plus certain state taxes. The 1996 federal tax benefit was due to our operating loss, which was offset by a state tax provision and other non-deductible items.

     Net income. As a result of the factors described above, our net income in fiscal 1997 was $2.6 million as compared to a net loss of $415,000 in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     We require cash principally to finance capital investment in new stores, new store inventory and seasonal working capital. We opened 12 stores in fiscal 1996, 11 stores in fiscal 1997 and 18 stores in fiscal 1998. In recent years, we have financed our operations and new store openings primarily with cash from operations, borrowings under bank financing agreements and equity financing.

     Our cash flows provided by our operating activities were $4.2 million in fiscal 1998 as compared to cash used of $3.8 million in fiscal 1997. This increase was primarily due to higher net income and a lower increase in inventory levels in fiscal 1998 as compared to fiscal 1997. Our cash used in operating activities in fiscal 1997 primarily reflected the increase in inventory levels related to new store openings and support of sales growth, partially offset by net income. Cash flows provided by operating activities were $2.1 million in fiscal 1996.

     Our net cash used in investing activities in fiscal 1998 was $7.6 million, as compared to $7.9 million in fiscal 1997 and $4.9 million in fiscal 1996. Our cash used in investing activities primarily represents our capital expenditures in opening new stores. While we opened seven more stores in fiscal 1998 than in fiscal 1997, we purchased land and one building in fiscal 1997.

     Our net cash provided by financing activities in fiscal 1998 was $3.3 million, as compared to $11.7 million in fiscal 1997 and $2.8 million in fiscal 1996. Over the last three years our primary financing activities have involved continual borrowings and repayments under our revolving credit agreement, increases in bank overdrafts, periodic issuances of long-term debt and sales of equity securities. Our cash from financing activities in fiscal 1998 was primarily derived from $2.2 million of net borrowings under our revolving credit agreement, $1.4 million from the issuance of long-term debt and an increase of $1.0 million in bank overdrafts. Bank overdrafts represent checks that have been written by us that have not been presented to our bank for payment. These sources of cash in fiscal 1998 were partially offset by repayments of long-term debt and capital leases of $680,000 and the repurchase of common stock for $651,000. Our cash from financing activities in fiscal 1997 was primarily provided by $5.0 million from the sale of class D preferred stock, $3.9 million of net borrowings under our revolving credit agreement and an increase of $2.7 million of bank overdrafts.

     Our revolving credit agreement provides for borrowings of up to $30.0 million, of which up to $25.0 million may be used for letters of credit. Cash borrowings and letters of credit under our revolving credit agreement are secured by all of our assets. Our borrowings under this agreement are restricted to certain percentages of our accounts receivable and inventory. Specifically, we are not permitted to borrow amounts that are greater than the sum of 80% of our eligible accounts receivable and 60% of our eligible inventory. The revolving credit agreement provides some exceptions to these limitations. These exceptions allow us to exceed these limitations by $3.0 million from December 31, 1998 to March 31, 1999, $3.0 million from October 31, 1999 to March 31, 2000 and $2.0 million from October 1, 2000 to March 31, 2001. The interest rates that we are charged under our revolving credit agreement are variable. We can choose to have our interest rate based on (1) the higher of the U.S. federal funds rate plus 0.50% and our bank's prime rate, or (2) adjusted LIBOR plus an applicable margin of between 1.25% and 1.75% depending on our financial performance. As of January 31, 1999, we had made cash borrowings of $14.6 million and were issued $2.3 million of letters of credit under our revolving credit agreement. We intend to use a portion of the net proceeds of this offering to repay the outstanding balance under our revolving credit agreement, although the revolving credit agreement will remain available for future borrowings. The revolving credit agreement is available through July 31, 2001.

     We currently estimate that our capital expenditures will be approximately $10.0-11.0 million in fiscal 1999. In addition, we plan to continue investment in our infrastructure, including approximately $825,000 for the introduction of a new warehouse management system. Our capital expenditures are incurred to open new stores, remodel or expand existing stores and to fund capital investment activities. We believe that our cash flow from operations, the net proceeds from this offering and amounts available under our revolving credit agreement will be sufficient to fund anticipated capital expenditures and working capital requirements for at least the next 12 months.

QUARTERLY RESULTS AND SEASONALITY

     Our business is subject to seasonal variations and our revenues and income historically have been higher from January through April and lower from October through December. Our working capital requirements tend to fluctuate throughout the year and increase during the months of November and

December. This is because we increase our inventory in these months to support sales, which tend to be higher from January through April.

     The following table presents our unaudited quarterly operating results for our eight most recent quarterly periods and the number of stores open at the end of each period.

                                                                 THIRTEEN WEEKS ENDED
                              -------------------------------------------------------------------------------------------
                              APRIL 5,   JULY 5,   OCTOBER 4,   JANUARY 3,   APRIL 4,   JULY 4,   OCTOBER 3,   JANUARY 2,
                                1997      1997        1997         1998        1998      1998        1998         1999
                                                                (DOLLARS IN THOUSANDS)
Total Revenues..............  $25,824    $23,891    $24,621      $17,677     $38,705    $34,619    $34,956      $24,438
Gross Profit(a).............  $11,477    $10,240    $10,393      $ 6,833     $18,114    $15,258    $15,008      $ 9,725
Income (loss) from
  operations................  $ 2,753    $ 1,585    $ 1,702      $  (835)    $ 5,482    $ 3,254    $ 2,415      $  (627)
Net income (loss)...........  $ 1,583    $   831    $   902      $  (718)    $ 3,161    $ 1,894    $ 1,337      $  (573)
Quarterly total revenues as
  a percentage of annual
  total revenues............     28.1%      26.0%      26.7%        19.2%       29.2%      26.1%      26.3%        18.4%
Quarterly operating income
  (loss) as a percentage of
  annual operating income...     52.9%      30.4%      32.7%       (16.0)%      52.1%      30.9%      22.9%        (5.9)%
Quarterly operating income
  (loss) as a percentage of
  quarterly total
  revenues..................     10.7%       6.6%       6.9%        (4.7)%      14.2%       9.4%       6.9%        (2.6)%
Stores open at end of
  period....................       50         52         54           59          63         69         71           77

-----------------------------
(a) Net of buying, distribution and store occupancy costs.

YEAR 2000 COMPLIANCE

     The Year 2000 issue results from the writing of computer programs using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations. In this section we will describe our current state of readiness for the Year 2000 issue and other information relating to the Year 2000 issue.

  WILL DAVID'S BRIDAL BE READY?

     Information Technology Systems--Our core information technology system is the STS integrated retail system. The system supports our major business functions, including merchandise planning, finance and accounting, and point of sale systems. With STS we have completed an analysis of all modules included in this retail system to insure that they are Year 2000 compliant. Year 2000 remediation has been completed for all STS modules except for point of sale and decision support. The decision support remediation solution has been issued for implementation and is scheduled to be completed in the second quarter of 1999. The point of sale remediation is being tested and is scheduled to be completed in the third quarter of fiscal 1999.

     Our other information technology systems are either internally developed legacy systems or "off the shelf" applications. The most significant legacy system is our distribution system, which supports distribution center operations and inventory transfers among stores. Our new warehouse system, which will replace our distribution system will be Year 2000 compliant. We have scheduled this new system to be implemented in the third quarter of fiscal 1999. Other legacy systems support special order warehouse processing allocation and replenishment systems. Our assessment of the Year 2000 readiness of these systems is underway, and remediation is expected to be completed in the third quarter of fiscal 1999. Our "off the shelf" applications have been inventoried and assessed for compliance. In all instances the applications are compliant, scheduled for remediation or not critical to the daily operations or decision support processes. We do not believe that non-compliance of "off the shelf" applications would materially adversely affect our operations.

     Non-Information Technology Systems--Non-information technology systems include embedded technology such as microcontrollers. Our non-technology systems include security, faxes, elevators and HVAC systems. Based on our assessment of these systems at our headquarters, distribution center and store locations, we have determined that these systems do not raise Year 2000 issues.

     Material Third Party Relationships--We have made inquiries of our principal suppliers and service providers to determine our vulnerability if these third parties fail to remediate their own Year 2000 issues. We believe that third party service providers and suppliers whose Year 2000 issues could have a material impact on us include our credit card processor, telecommunications providers and key suppliers.

  HOW MUCH WILL IT COST TO ADDRESS YEAR 2000 ISSUES?

     We have incurred approximately $5,000 in remediation costs associated with Year 2000 issues. All of these costs relate to upgrades to the STS retail system. Based on information currently available, we estimate that the total remaining costs of Year 2000 remediation will be approximately $600,000. This amount does not include approximately $825,000 for our new warehouse management system, which we planned to introduce irrespective of Year 2000 issues. We anticipate that all of the remediation costs will be expensed or capitalized as incurred through the end of 1999.

  WHAT ARE THE POSSIBLE CONSEQUENCES OF YEAR 2000 ISSUES CONFRONTING DAVID'S BRIDAL?

     If STS is unable to remedy non-compliant modules, we will have to process key business functions with less efficient systems and, in some cases, manual alternatives. These measures would require additional time and resources, resulting in additional operating expenses until full functionality of the STS retail system is restored.

     The failure to have the new warehouse management system implemented on a timely basis could disrupt the movement of inventory into and out of our distribution center and our ability to transfer gowns from store to store. This could have an adverse effect on our ability to supply merchandise on a timely basis, and therefore on our revenues. The remediation of our current distribution system is part of the new warehouse management system project plan and we would rely on this remediation if the new warehouse management system is not completed on schedule. We do not believe that difficulties with regard to our other legacy systems would materially adversely affect our operations.

     If our telecommunications and credit card processing service providers are not Year 2000 compliant on a timely basis, our operations could be materially adversely affected. If our telecommunication providers are not compliant, we would be required to migrate our service to a compliant vendor. If our credit card processor is not compliant, we would be required to approve and settle credit requests manually. This may require the imposition of credit limits in the absence of direct approval by the credit card processor, a highly cumbersome process when applied to individual sales.

  WHAT ARE DAVID'S BRIDAL'S CONTINGENCY PLANS?

     We have formulated contingency plans for our distribution, allocation, replenishment and special order systems. Each plan calls for reliance on certain STS functions, which would require considerable additional manual effort. We anticipate that our contingency planning will be substantially completed in the third quarter of fiscal 1999.

     We have not yet established a contingency plan with respect to non-compliant STS modules or telecommunications service providers. If, by the end of the third quarter of fiscal 1999, we determine that a contingency plan is required with regard to non-compliant STS modules or telecommunications service providers, we will formulate a contingency plan, which we anticipate will be completed by the end of the fourth quarter of 1999.

INFLATION

     We do not believe that inflation has had a material effect on our financial position or results of operations during the past three years. We cannot predict what effect inflation will have in the future. Our operating results may be materially adversely affected by future inflation.

CHANGES IN ACCOUNTING POLICIES

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and disclosure of comprehensive income. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting of information about operating segments and requires the reporting of selected information about operating segments in interim financial statements. We adopted these standards on January 4, 1998 which had no impact as we have no other comprehensive income and have operated as a single segment.

                                    BUSINESS

OVERVIEW

     We are the largest and only national retailer of bridal gowns and bridal-related apparel and accessories in the United States, operating 77 stores in 29 states as of January 2, 1999. We have created a distinctive shopping experience designed to attract a majority of potential bridal customers. We provide our customers with excellent value by offering a broad, in-stock assortment of bridal gowns and bridal-related apparel at popular price points, together with service that is designed to exceed customers' expectations.

     We believe that the breadth and depth of our in-stock assortments in key product categories far exceeds those of other bridal retailers. Our broad in-stock assortments enable us to offer the convenience of one-stop shopping for the bridal party, including brides, bridesmaids, mothers-of-the-bride and-groom and flowergirls. We also offer a variety of special occasion dresses and accessories for events such as proms, pageants, homecomings and other formal affairs. Our in-house staff coordinates the design and, through a Hong Kong-based joint venture, sources virtually all of our bridal gowns. This results in lower product costs and reduced order cycles and allows us to more frequently update our product assortment. Our merchandising strategy is to target customers across a wide range of income levels and offer apparel of excellent value at everyday prices, typically ranging from $99 to $899. We recognize that the bridal customer expects a higher level of customer service than the typical retail customer. We seek to exceed our customers' expectations for service by providing attentive and knowledgeable sales assistance, convenient store design and extended hours of operation relative to other bridal retailers.

     In mid-1995, we commenced key initiatives which we continue to build upon to increase profitability and support controlled growth. These initiatives have included:

     - enhancing our management team;

     - focusing our merchandising strategy on building and expanding an assortment of core styles;

     - upgrading our management information systems;

     - opening a distribution facility to improve inventory management; and

     - improving our recruiting and training programs for store personnel.

     While the immediate effect of these initiatives was to decrease profitability in fiscal 1996, we believe that these measures have facilitated controlled growth and enhanced profitability in fiscal 1997 and fiscal 1998. We have achieved comparable store sales growth of 13.1% in fiscal 1997 and 18.1% in fiscal 1998. In addition, our total revenues increased by 36.6% in fiscal 1997 and 44.2% in fiscal 1998 and our operating margin increased from 5.7% in fiscal 1997 to 7.9% in fiscal 1998.

INDUSTRY

     According to the U.S. Department of Health and Human Services, since 1990 there have been an average of approximately 2.3 million marriages per year in the United States. This number is expected to increase during the next decade, as the children of the "Baby Boomer" generation reach adulthood. We believe that a substantial majority of marriages in the United States involve a formal wedding ceremony.

     Demographic surveys indicate that the age of brides is increasing. According to the U.S. Bureau of the Census, the median age of a bride in the United States has increased from 21 in 1970 to 27 in 1998. We believe that the trend towards older brides is continuing and has resulted in an increasing number of brides paying for some or all of their wedding expenses. As a result, brides place greater emphasis on value and service.

     Based on our research and surveys conducted by two national bridal magazines, a bride typically will spend approximately $700-800 for her wedding gown. Brides also usually purchase a headpiece, a slip and other foundation items, as well as accessories such as shoes and a handbag. The wedding party normally includes four or five bridesmaids, each of whom usually purchases a dress, shoes, handbag, jewelry and other accessory items.

     We believe the bridal market is highly fragmented, with approximately 7,500 stores nationwide, and estimate that less than five percent of bridal retailers operate more than one store. We estimate the domestic market for the various apparel and accessories purchased by brides, bridesmaids and other members of the bridal party to be in excess of $4 billion per year. Historically, no retailer has been dominant in the bridal retailing industry.

     The manufacture of a bridal gown requires a significant amount of skill and typically involves more than 100 hours of labor per gown. Due to this high labor component, most manufacturers contract with independent, locally owned and operated factories in Asia, predominantly in China, for production of the gown. The manufacturers sell to bridal retailers which have generally become highly reliant upon the manufacturers. In order to gain efficiency and reduce costs, some manufacturers often will not forward orders to the factories until they have received a minimum number of orders from bridal retailers. This delay in order placement and the labor intensive nature of bridal gown production contributes to the lengthy time period often experienced between order and receipt of a bridal gown.

     We believe that most bridal retailers are considerably smaller than most bridal manufacturers and do not have significant bargaining power with the manufacturers. Therefore, manufacturers can often exert a considerable amount of influence on bridal retailers. Typically, the manufacturers dictate the styles that will be available to the bridal retailers and require retailers to make a significant investment in samples of those styles during each selling season.

     Typically, bridal wear retailers offer a limited selection of bridal gowns and bridesmaid dresses and provide samples in only the most common sizes, typically size 8 or 10. In addition, they carry limited inventory, therefore customers generally cannot purchase bridal gowns and bridesmaid dresses "off-the-rack." The customer generally places a substantial deposit for her gown and waits for an extended period of time, often up to 20 weeks, before the gown arrives from the manufacturer. As a result, the traditional purchasing process involves a number of drawbacks for the customer, including the inability of most bridal customers to try on gowns in their sizes, the wait involved in the delivery process, and uncertainty relating to the appearance and fit of the final product. These factors can make the bridal shopping experience time consuming, inconvenient and stressful.

COMPETITION

     The high level of service required by bridal customers and the difficulties of dealing with manufacturers make bridal retailing a challenging business. Currently, the bridal market can be categorized into four segments:

     Bridal Salons--This group includes the largest number of bridal retailers. Typically, these are single store operations managed by the owner. They offer a limited number of lines and sizes and generally operate a sample only, special order business. They may offer a limited selection of off-the-rack merchandise, primarily comprised of samples. We believe that many of these operators have limited resources and little influence with manufacturers over style availability or order delivery times. These stores often have only limited hours of operation and require appointments.

     Bridal Warehouses--This relatively small group of stores sell limited assortments including old samples, discontinued styles and manufacturer overruns. They generally do not offer a full line of in-stock bridal apparel, although they may special order bridal wear. Store hours are typically more flexible than bridal salons, although service levels are low and these stores generally do not accept appointments.

     Department Stores--Several department stores offer bridal gowns and bridesmaid dresses in their own or leased departments and through their catalogs. These locations generally operate a sample-only, special-order business and tend to offer higher priced couture merchandise. Bridal department hours of operation are usually based on typical retail department store hours. Customer appointments are generally required.

     Multi-Store Chains--There are a small number of bridal retail chains operating two or more stores in a region. These retailers may offer a selection of off-the-rack merchandise as well as the traditional sample model retailing offered by bridal salons and department stores. Store hours are generally flexible and customers may, in most cases, either walk-in or make an appointment.

     Bridesmaid and other special occasion dresses are available at a large number of retailers, including department stores and specialty dress retailers. In addition, because the complexity and customization involved in special occasion garments are usually far less than in bridal wear, customer service expectations are somewhat lower. However, retailers must devote care to insure that bridesmaid dresses are uniform in style and color for the entire bridal party. Because bridesmaid dresses are often selected by the bride, her overall satisfaction with the bridal retailer is a large factor in deciding whether to also purchase the bridesmaid dresses from the same bridal retailer.

BUSINESS STRATEGY

     Our principal strategies are as follows:

Offer a Wide Selection of In-Stock Bridal Apparel

     Our consumer research reveals that bridal customers value selection more than any other single attribute in deciding where to shop for their wedding gowns. As a result, our merchandising strategy is to offer the broadest in-stock selection with an assortment of over 225 core styles in bridal related apparel and special occasion dresses ranging in sizes from 2-26. We are continuing to expand and refine our core assortment of merchandise and may seek to expand our other product offerings. We exclusively design many of our styles.

     We produce our gowns under our own private labels, including Michelangelo, Lady Eleanor, St. Tropez and Santa Monica, as well as under exclusive licenses with Gloria Vanderbilt and Oleg Cassini. We maintain a broad in-stock selection of bridal gowns in many sizes so that customers can often try on, purchase and take their gowns home on the same day. We believe that this provides us with a competitive advantage over typical bridal retailers whose bridal customers often wait up to 20 weeks for delivery of their gowns. Our continuous development cycle enables us to provide customers with an assortment of new styles throughout the year, unlike most manufacturers which typically update their lines only two to three times per year.

     We also carry a wide variety of private label and designer brands of bridesmaid and other special occasion dresses. We believe that we offer a selection of bridesmaid styles not traditionally found in a single store environment. These are generally available in sizes 2 - 24 either through in-store stock or rapid fulfillment through our distribution facility. This enables members of the bridal party to purchase their bridesmaid dresses at different stores throughout the country while still ensuring that the dresses are consistent in style and color.

Offer Excellent Everyday Value

     Our pricing strategy is to offer our bridal gowns, flowergirl, bridesmaid, mothers-of-the-bride and -groom and other special occasion dresses at everyday prices equal to or below comparable product offerings of our competitors. We target customers across a wide range of income levels and offer apparel at prices typically ranging from $99 to $899. The excellent value of our apparel, coupled with a wide in-stock selection and high level of customer service, are key elements of our strategy. We are able to support our pricing strategy while maintaining attractive margins due to our direct sourcing of the majority of our merchandise.

Control Product Design, Sourcing and Distribution

     We design and directly source a majority of our merchandise offerings. Using our sourcing expertise and in-house design team, we have the ability to offer our customers a broad assortment of fashionable styles at popular prices, while maintaining high quality and fit standards. We have established relationships with key manufacturers, and our direct sourcing through our Hong Kong joint venture partner results in lower product costs and reduced order cycles. This reduced order cycle facilitates rapid replenishment of merchandise and enables us to react swiftly to fashion trends. By controlling our distribution we are able to reinforce our brand name, David's Bridal, in the eyes of our consumers, provide a broad in-stock assortment of our products, control our pricing and flow of goods and test new products. We also avoid dependence on the bridal manufacturers who can dictate the styles, quantities and order cycles to most bridal retailers. In addition, we have significantly reduced the cost of our bridal gowns and bridal related apparel by eliminating the middlemen and dealing directly with the factories that produce the gowns.

Emphasize High Levels of Service

     We are committed to providing a high level of customer service. We believe this often leads to establishing an ongoing relationship with our customers and results in repeat and/or referral purchases. Key elements of our customer service include the following:

     - Attentive and knowledgeable personnel. We recognize that purchasing a wedding gown is an emotional experience, and that bridal customers expect a higher level of attentiveness and product knowledge than is typically provided by other apparel retailers. We understand that it is critical to have experienced, highly trained employees in this role. Our recruiting focus is to attract candidates with experience in the retailing of products requiring significant interaction with the customer, such as furniture, jewelry and cosmetics. We also provide initial training for our personnel as well as training on an ongoing basis. Finally, we regularly monitor service performance and customer satisfaction, and we have a compensation structure that rewards store management for sales performance and customer service.

     - Convenient store design and hours. Our store design encourages purchases in a customer friendly environment. Our current prototype, which exists in over half of our stores, averages approximately 10,000 square feet and has approximately 30 conveniently located fitting rooms and a central, well-lit mirrored platform. This prototype presents merchandise in a highly accessible format and enables us to provide personalized service and to cross-merchandise related accessories. Our stores are open during convenient hours, typically seven days a week, including evening hours on all weekdays. Unlike many bridal retailers who require appointments, we welcome customers to shop with or without an appointment.

     - In Store Alterations Service. As an added convenience for our customers, all of our stores, except for two outlet stores, provide an in-store full service alterations department. This enables us to ensure that gowns and dresses are well-tailored. The alterations department can also be a crucial element in the sales process to enhance our relationship with the customer. We believe that on-site alterations is a significant competitive advantage because most retailers do not provide this service on-site.

Open Stores in New and Existing Markets

     Our store expansion strategy is to continue our geographic diversification throughout the United States and to fill in certain existing markets. We believe this should create greater access and convenience for our customers and increase the efficiency of our media, distribution and management expenses. We opened 12 stores in fiscal 1996, 11 stores in fiscal 1997 and 18 stores in fiscal 1998. We plan to open approximately 18 stores in each of fiscal 1999 and fiscal 2000. We have already opened one of the stores we plan to open in fiscal 1999.

Increase Sales Productivity of Existing Stores

     We employ two complementary strategies to increase the productivity of our existing stores. First, we seek to increase the flow of traffic into our stores by increasing consumer awareness of our brand. Through our multi-tiered marketing strategy and our continuing geographic expansion, we strive to establish David's

Bridal as the dominant national brand name in bridal retailing. In addition, the bride typically determines where the bridesmaid dresses are purchased. As a result, we strive to create a favorable experience for the bride. This enhances our ability to outfit her bridesmaids as well as other members of the bridal party, and encourages referrals, a significant factor in generating additional business.


MERCHANDISING

     We carry an extensive assortment of bridal gowns and other special occasion dresses, including mother-of-the-bride and -groom, bridesmaid, flowergirl and other dresses. Our average store carries approximately 2,600 gowns and dresses including our core assortment plus numerous other styles. Our non-bridal dresses are often suitable for a variety of occasions. We also carry a broad assortment of headpieces and other accessories to satisfy the needs of the bride and the entire bridal party. Our merchandise is classified in the following merchandise categories:

CATEGORY                                      DESCRIPTION                       TYPICAL PRICE RANGES
Bridal Gowns............  Hundreds of styles are available in all stores in          $199-$899
                          sizes 2-26. Gowns represent current fashion trends
                          as well as traditional looks. Styles range from
                          simple and elegant to highly embellished.
                          Fabrications include silk, satin, chiffon, tulle and
                          organza.
Bridesmaid Dresses......  Through both in-store inventory and rapid                   $99-$250
                          fulfillment through our distribution center,
                          customers can select from over 100 styles that
                          include a variety of colors and fabrics available in
                          sizes 2-24. An additional special order program is
                          available for sizes up to 48.
Other Dresses...........  A broad assortment of mothers-of-the-bride and              $99-$298
                          -groom and special occasion dresses is available in
                          sizes 2-24. Fashion trends are represented in both
                          traditional and seasonal color palates.
Flowergirl Dresses......  A broad assortment of styles is available in sizes          $99-$119
                          2-12. Fabrications include satin, tulle and organza.
Bridal Headpieces.......  A broad selection of headpieces, from informal              $69-$185
                          wreaths to long veils, that compliment bridal gown
                          styles.
Accessories and Gifts...  Undergarments (such as slips and bras), bridal and            $7-$79
                          fashion shoes, costume jewelry, gloves, handbags and
                          wedding gift items (such as candles, wedding books
                          and disposable cameras).


     To reduce risk, we test our apparel prior to rolling out new products to gauge customer appeal. We produce gowns under our own private labels, including Michelangelo, Lady Eleanor, St. Tropez and Santa Monica, as well as under exclusive licenses from popular fashion designers, Gloria Vanderbilt and Oleg Cassini. We believe these brands reinforce the exclusivity of our product offerings and enhance our store brand recognition.


     We believe that a crucial component of our success is our ability to satisfy the needs and preferences of bridesmaids in a timely fashion. Because a number of bridesmaid dresses of the same style and color are typically sold to a wedding party, stores may not carry sufficient quantities of bridesmaid dresses to permit off-the-rack purchases by the entire wedding party. We utilize rapid fulfillment from our distribution center to ensure that appropriate quantities and sizes of bridesmaid dresses in matching styles and dye lots can be made available within a short period of time. If necessary, we can special order dresses from manufacturers directly sourced by us. This flexibility helps to improve merchandise turnover and reduce markdowns.

PRODUCT DEVELOPMENT AND SOURCING

     We design a majority of our bridal gowns and a significant number of our bridesmaid dresses. Our product development staff, together with our merchandising group, selects the fabrication, silhouettes, colors and price ranges for our designs. We have an in-house design staff which interprets industry trends and develops exclusive designs for our stores. We have established relationships with key manufacturers, and our direct sourcing results in lower product costs and reduced order cycles.

     Furthermore, our continuous development cycle enables us to provide customers with an assortment of new styles throughout the year. Our bridal gowns are manufactured overseas, principally in Asia. We purchase directly from factories through our joint venture. We do not operate any manufacturing plants. Our joint venture partner is responsible for sourcing and purchasing all of our bridal gowns and for ensuring that manufacturers adhere to design and other business standards. Manufacturers are selected based on their ability to support our growth, meet defined quality and fit standards and make timely deliveries.

     We have implemented a direct sourcing manufacturing system for our bridesmaid dresses that monitors and controls the production process from the acquisition of piece goods through final delivery in support of these activities. Bridesmaid dresses that are not directly sourced are purchased from traditional domestic dress manufacturers.

     We purchase other special occasion merchandise, headpieces and accessories from a variety of domestic vendors.

STORE DESIGN AND STAFFING

     Our store design encourages purchases in a friendly environment. Most of our stores range in size from 8,000 to 12,000 square feet. Our current prototype, which exists in over half of our stores, averages approximately 10,000 square feet and has approximately 30 conveniently located fitting rooms and a central, well-lit mirrored platform. This prototype presents merchandise in a highly accessible format and enables us to provide personalized service and to cross merchandise related accessories.

     A typical store has 16-18 employees, including:

     - a store manager,

     - an assistant manager,

     - a lead customer service representative,

     - an alterations manager,

     - bridal consultants,

     - seamstresses and

     - other support personnel.

     We believe that appropriate personnel training is critical to ensure high levels of customer service expected by purchasers of bridal wear. Accordingly, we have developed a comprehensive training program for our personnel that is supported by a training staff located at designated regional training stores. This training staff focuses on the areas of product knowledge, sales techniques and key elements of excellent service that we require. Management candidates for a new store are typically hired approximately three to six months in advance. During this period, a management candidate is expected to complete our formal training program. In addition, the candidate is required to spend a considerable amount of time in a store to gain experience in all facets of operations and learn selling and management techniques appropriate for our stores. Management candidates for existing stores must successfully complete a six week training program before they assume store manager or assistant manager responsibilities. Supplemental training is provided periodically to managers and assistant managers.

CUSTOMER SERVICE

     We strive to provide a level of service that exceeds our customers' expectations. We believe that referrals are a principal source of new customers. We have found that customers who are pleased with their experience are more likely to refer others to our stores. They are also more likely to consider our stores to satisfy their future special occasion needs.

     Our principal customer service focus is the relationship between the customer and her bridal consultant. Our bridal consultants typically have experience in selling items requiring a high degree of interaction with the customer and have completed our training program. They are expected to be highly attentive to each customer's needs and to assist them throughout each stage of the purchase process, from selecting a style to altering their gown. Since the purchase decision may involve several visits to the store, bridal consultants place follow-up telephone calls to customers to maintain contact with them and thereby increase the likelihood of a return visit. After a purchase, bridal consultants are expected to continue to contact customers to build an ongoing relationship and enhance our ability to extend sales to the entire bridal party.

     Other aspects of our operations underscore our commitment to customer service. We also facilitate the availability of credit to our customers by offering qualified customers a credit card from an independent financial services company. This independent financial services company makes all credit decisions, assumes all credit risk, processes all charge and credit slips, mails statements and maintains account information.

LOCATIONS AND EXPANSION

     As of January 2, 1999, we operated 77 stores in 29 states. Presently, we lease 75 of these sites and own the other sites. In addition, we have entered into lease agreements for the opening of 12 new stores. Two of our stores in Texas are outlet stores.

Alabama--1     Kentucky--1      North
                                Carolina--3
Arizona--1     Louisiana--1     Ohio--5
California--1  Maryland--2      Oklahoma--2
Colorado--2    Massachusetts--2 Pennsylvania--7
Connecticut--2 Michigan--3      South
                                Carolina--1
Delaware--1    Minnesota--2     Tennessee--3
Florida--7     Missouri--1      Texas--5
Georgia--3     Nevada--1        Virginia--3
Illinois--4    New Jersey--5    Wisconsin--1
Kansas--1      New York--6

     In determining store locations, we consider, among other things, the population in a metropolitan market, marriage rates, household income levels and the availability of suitable sites. We currently seek locations in high traffic areas with convenient access to major commercial roads. We typically open stores in larger strip centers with one or more larger and well-recognized tenants, in stand-alone locations with high visibility and near regional shopping malls. We believe that our strategy of selecting highly visible sites enables us to build additional brand awareness.

     Our store expansion strategy is to continue our geographic diversification throughout the United States in markets that fit our expansion criteria and to fill in certain existing markets. We plan to open approximately 18 stores in each of fiscal 1999 and fiscal 2000 and have already opened one store in 1999.

     Based upon our prior experience, we estimate that the net cost of opening a prototype store, averaging approximately 10,000 square feet in size, is approximately $625,000. This amount includes approximately $270,000 of inventory, approximately $325,000 for leasehold improvements and fixtures, and approximately

$30,000 for pre-opening expenses. We expense our pre-opening expenses as they are incurred. Our cost to open new stores will vary in the future. Our costs will depend on factors such as local construction expenses, changes in store format and tenant improvement allowances.

     We continually evaluate our existing real estate positioning. Based on demographic trends and shifts in traffic patterns, we may occasionally relocate certain stores. In addition, as our store design evolves, some of our older, smaller stores may be relocated and conformed to our new prototype. Three stores were relocated in fiscal 1998 and we plan to relocate three stores in 1999.

     Our headquarters are located in Ardmore, Pennsylvania and consist of approximately 16,000 square feet. We have leased these offices through June 2000. We may move our headquarters to a larger facility within the next 12 months.

MARKETING


     We employ a multi-tiered marketing strategy that uses magazines, television, radio, newspaper and our internet website. We also actively use our product catalog, which we make available to walk-in shoppers, mail directly to potential customers and distribute at bridal fashion shows to reinforce the breadth of our assortment and to facilitate sales.


     Our industry research indicates that many brides-to-be purchase one or more bridal magazines shortly after becoming engaged. We believe that we are among the largest advertisers in two of the largest national bridal magazines. Our extensive advertising in these magazines, which can consist of up to 30 pages per magazine, enables us to showcase style, variety and value of our merchandise. We believe that we are the only bridal retailer that advertises on a national basis in these magazines. We also advertise in regional bridal magazines in many of our markets. Because of the availability of customer information and the ease of access to our target market through multi-media, we are able to deploy our marketing dollars efficiently.

     Television and radio advertising supplement our regional efforts. We generally direct our television advertising to regional markets. In addition, selected national television advertising is purchased to target audiences of 18-35 year old women. Radio advertising is utilized selectively, particularly in areas where the cost of television advertising can be very expensive. Our radio and television advertising further emphasizes our brand and enables us to advertise special events, grand openings and sales. We believe that this advertising provides a competitive advantage over most bridal retailers who do not advertise on radio or television.


     We also utilize direct mail to enhance brand awareness and promote select events. A significant direct mail tool is our product catalog, which is mailed to targeted lists of recently engaged brides-to-be. We obtain lists of potential bridal and special occasion customers from our own bridal registry and from lists that we purchase from regional bridal magazines and other third parties. We distributed over 500,000 copies of our catalogs in fiscal 1998.


     In December 1998, we launched our website, www.davidsbridal.com, which allows customers to register with us online and subsequently receive information on upcoming store events. On the website, customers can browse our catalog and identify our store nearest to them using a state-by-state store locator.

     Our public relations efforts are designed to emphasize our leadership role in the bridal industry. Because we are the only national bridal chain, we are often called on as an authority on bridal fashion and retailing trends. Our spokespersons have made many television appearances during which they have discussed current fashion trends for bridal and special occasion attire.

     Additionally, we focus our marketing efforts on community, social, educational, religious and cultural organizations. We cooperate with these organizations by participating in local bridal and fashion shows, speaking engagements on fashion trends and other special events.

DISTRIBUTION AND INVENTORY MANAGEMENT

     In 1996, we opened our distribution center. This facility is located in Conshohocken, Pennsylvania and was expanded from 30,000 to 54,000 square feet in 1998. More than half of our unit merchandise is shipped to our stores from this facility. The remaining merchandise purchased by us is shipped directly from suppliers to our retail stores. Shipments from the distribution center are made five days a week via third party delivery services.

     Our distribution center utilizes a management information system to inspect, ticket and monitor shipments to our stores. The system facilitates the timely delivery of store shipments and the accurate accounting and balancing of inventory among stores. We are typically able to make gowns, dresses and other products that are not in stock in a particular store available to customers within 3-5 weeks of purchase, a much shorter time period than the 12-20 weeks that we estimate is usual in our industry. Once a delivery arrives at a store, inventory items are inspected, sorted and placed on the selling floor by in-store personnel. We have been able to reduce the amount of inventory that we must carry at our stores by using the distribution center to support merchandise replenishment and our rapid fulfillment program for bridesmaid dresses.

     We believe that we will need to continue to increase the use of our rapid fulfillment program as we expand the breadth of our assortments. Accordingly, our distribution center will increase in importance as a greater portion of our sales are fulfilled from inventory in our distribution center. In early 1998, we completed the development of an inventory replenishment system that is designed to further improve service levels and turnover in various accessory categories. This system, which is linked to our distribution center and our merchandise systems, facilitates the replenishment of merchandise upon sale. During fiscal 1998, this system was used to replenish accessory items. We have recently expanded the use of this system to replenish our bridal gowns and expect to further expand the use of this system to replenish other products that are back-stocked by our distribution center.

     We lease our distribution facility under a lease that expires in December 2002. We have the option to renew this lease through December 2005. We believe that our distribution center, which was expanded in March 1998, will be sufficient to meet our expected needs for the next two to three years based on our current expansion plans. However, we may add an additional distribution center in another geographic region or require additional space in our current facility.

MANAGEMENT INFORMATION SYSTEMS

     We seek to maintain management information systems that provide high quality information and that enable us to manage and control our business.

     Our operational systems are based on an STS fully integrated retail system. This system operates in a UNIX environment on an IBM RISC 6000 and supports all major business functions including sales, purchase order management, distribution, store transfer, inventory control, merchandise planning and financial systems. At the store level, we utilize a point-of-sale system that includes bar code scanning capability, price look-up and dial-up credit authorization, check authorization and financing authorization. This system also supports a number of non-sales functions including inventory receipt, store transfer, markdown notification, return to vendor, UPC look up and style locator function. Our management information system is integrated among all major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment and financial systems. Stores are polled nightly, which supports the analysis of detailed sales and merchandise information. Our management information systems have also been supplemented with systems tailored for us such as our special order and an STS EnVue systems. EnVue provides a merchandise data warehouse that enables us to better analyze and improve our merchandise performance.

     We are expanding our current hardware and network infrastructure, including the development of an improved inventory management communications infrastructure and the creation of data warehouses for store, marketing and customer information to improve controls and enhance sales and operational capabilities. We also intend to upgrade our systems to accommodate certain aspects of our planned marketing strategy and inventory management, including the implementation of a new warehouse management system. We will also seek to expand our store bridal registry information to enhance communications with customers and target our promotions.

EMPLOYEES

     We had a total of approximately 1,445 employees as of January 2, 1999. Approximately 304 were part-time employees. None of our employees are covered by collective bargaining agreements. We consider our relations with our employees to be satisfactory.

LEGAL PROCEEDINGS

     We are involved in litigation that we believe ordinarily accompanies a retail business. We do not believe that any of our pending or threatened litigation will result in an outcome that would materially adversely affect our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information regarding our directors and executive officers:

NAME                                        AGE                     POSITION
Steven H. Erlbaum.........................  50     Chairman of the Board
Robert D. Huth............................  53     Chief Executive Officer, President and
                                                   Director
Philip Youtie.............................  50     Executive Vice President, Bridal Product
                                                   Development/Sourcing
Edward S. Wozniak.........................  53     Senior Vice President and Chief Financial
                                                   Officer
Marlene Karp..............................  48     Senior Vice President, General Merchandise
                                                   Manager
Kathy L. Kennedy..........................  43     Senior Vice President, Sales
Fred A. Postelle..........................  53     Senior Vice President, Human Resources
Gary E. Erlbaum...........................  54     Secretary, Treasurer and Director
Michael C. Erlbaum........................  53     Director
Robert B. Calhoun, Jr. ...................  56     Director
Steven J. Sidewater.......................  55     Director
Andrew R. Taussig.........................  46     Director

     Prior to this offering, Steven H. Erlbaum served as our Chairman and Chief Executive Officer. Upon consummation of this offering, Robert D. Huth, who has been primarily responsible for running our day-to-day operations and has served as our President and Chief Operating Officer since joining us in 1995, will become our Chief Executive Officer and President. Steven H. Erlbaum will continue as our Chairman of the Board and become a consultant to our business.

     Steven, Gary and Michael Erlbaum are brothers. There are no other family relationships among the directors and executive officers.

     Prior to the completion of this offering, we intend to amend our articles of incorporation to divide our board of directors into three classes, with each director to serve for a three-year term. Steven J. Sidewater, Michael C. Erlbaum and Andrew R. Taussig are each expected to serve for a term ending at the annual meeting of shareholders held in 2000. Robert B. Calhoun, Jr. and Gary E. Erlbaum are each expected to serve for a term ending at the annual meeting of shareholders held in 2001. Robert D. Huth and Steven H. Erlbaum are each expected to serve for a term ending at the annual meeting of shareholders held in 2002. To the extent there is an increase in the number of directors, we will distribute the additional directorships so that, as nearly as possible, each class will consist of an equal number of directors.

     Our current directors and executive officers, along with their backgrounds, are as follows:

     Steven H. Erlbaum has been our Chairman of the Board and Chief Executive Officer since 1990 and is a co-founder of David's Bridal. Mr. Erlbaum is also a private investor in real estate and other private business ventures and was a founder of Mr. Goodbuys, a chain of home improvement retail stores.

     Robert D. Huth has been our President, Chief Operating Officer and one of our directors since July 1995. Mr. Huth has been primarily responsible for running our day-to-day operations since joining us in 1995. Prior to joining us, from 1987 to 1995, Mr. Huth was the Executive Vice President and Chief Financial Officer of Melville Corporation, a specialty retailer operating diversified businesses. Mr. Huth also served on the Melville Board of Directors. From 1971 to 1987, Mr. Huth practiced accounting at KPMG Peat Marwick where he became a partner in 1981. Mr. Huth also serves on the Board of Directors of Stage Stores, Inc.

     Philip Youtie has been our Executive Vice President of Bridal Product Development/Sourcing since 1990. Mr. Youtie was our co-founder in 1990. Prior to our founding, Mr. Youtie was President of David's by Minerva, a chain of bridal shops based in Florida. Mr. Youtie was First Vice President and co-founder of the Bridal Marketing Association of America and has served on the advisory panel of Modern Bride magazine.

     Edward S. Wozniak has been our Senior Vice President and Chief Financial Officer since April 1998. Mr. Wozniak was Senior Vice President, Chief Administrative Officer of Things Remembered, Inc., a subsidiary of Cole National Corporation, from November 1996 through April 1998. Mr. Wozniak served as Vice President, Chief Financial Officer and Secretary of Egghead, Inc., a computer software and hardware provider, from May 1996 to November 1996. From 1990 through April 1996, Mr. Wozniak was employed by Thom McAn Shoe Company, a division of Melville Corporation, most recently as Senior Vice President and Chief Financial Officer.

     Marlene Karp has been our Senior Vice President, General Merchandise Manager since July 1996. Previously, Ms. Karp served as General Merchandise Manager for the retail outlet division of Spiegel, Inc. from June 1995 until July 1996. Ms. Karp was the Divisional Merchandise Manager for Spiegel's retail outlet division from September 1993 through June 1995. From March 1989 through April 1992, Ms. Karp was Divisional Merchandise Manager at Mervyn's.

     Kathy L. Kennedy has been our Senior Vice President, Sales since January 1996. From 1986 through January 1996, Ms. Kennedy held various positions with Casual Corner and Group, including Regional Director from 1994 to 1996, Regional Manager from 1990 to 1994, and District Manager from 1986 to 1990.

     Fred A. Postelle has been our Senior Vice President, Human Resources since July 1998. From September 1995 through July 1998, Mr. Postelle served as a human resources consultant to us. Prior to joining us, Mr. Postelle served as Senior Vice President, Human Resources of Woodward & Lothrop/ John Wanamaker in Washington, D.C. from January 1995 through September 1995. From 1993 to 1995, Mr. Postelle served as Senior Vice President, Human Resources at Goody's Family Clothing and from 1990 through 1993, he was Vice President, Corporate Human Resources at Melville Corporation.

     Gary E. Erlbaum has been our Secretary and one of our directors since August 1992. Since 1983, Mr. Erlbaum has been involved in real estate and other business ventures. Mr. Erlbaum is also a director and a member of the executive committee of DBT Online, Inc., an on-line provider of database services. Mr. Erlbaum also serves as a director of several privately owned companies.

     Michael C. Erlbaum has been one of our directors since January 1994. Mr. Erlbaum has been the President of Floors, USA, a retail floor covering chain, since 1976. Mr. Erlbaum is also the President of MCE Associates, a real estate firm.

     Robert B. Calhoun, Jr. has been one of our directors since July 1995. Mr. Calhoun is a founder and has been a Managing Director of Monitor Clipper Partners, Inc. since its formation in June 1997. Mr. Calhoun also founded The Clipper Group, L.P. in 1990 and has served as its President since such date. Prior to forming The Clipper Group, Mr. Calhoun was a Managing Director of Credit Suisse First Boston Corporation, which he had joined in 1965. Mr. Calhoun also serves on the boards of directors of Avondale Incorporated, Hvide Marine, Inc., Interstate Bakeries, Inc. and TravelCenters of America, Inc., as well as several privately-held companies.

     Steven J. Sidewater has been one of our directors since August 1992. Mr. Sidewater is currently President of RP Management, a real estate holding and management company, a position he has held since June 1991. Mr. Sidewater served in various capacities at Charming Shoppes, Inc. for approximately 25 years, including President, Chief Operating Officer and Vice Chairman of the Board of Directors from 1988 through 1990.

     Andrew R. Taussig has been one of our directors since July 1995. Since 1987, Mr. Taussig has been a Managing Director of Credit Suisse First Boston Corporation, a firm that he joined in 1982. Prior to joining the firm, Mr. Taussig was a corporate attorney at Willkie, Farr & Gallagher.


COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has a compensation committee comprised of Steven H. Erlbaum, Steven J. Sidewater and Robert B. Calhoun, Jr. The compensation committee is responsible for the administration of all salary and incentive compensation plans for all of our officers, including bonuses and options granted under our stock option plan. Within 90 days following the consummation of this offering, we plan to elect an audit committee consisting of at least two independent directors. It is anticipated that the audit committee will be responsible for reviewing with our management our financial controls and accounting and reporting activities. In addition, the audit committee will review the qualifications of our independent auditors, make recommendations to our board of directors regarding the selection of independent auditors, review the scope, fees and results of any audit and review any non-audit services and related fees.

DIRECTOR COMPENSATION


     We will reimburse our directors for out-of-pocket expenses incurred in connection with their rendering of services as directors. We also intend to pay cash fees or grant stock options to non-management directors for attendance at meetings, in such amounts as may be determined by our board of directors from time to time. In addition, effective upon the consummation of this offering, Steven H. Erlbaum will continue as Chairman of the Board and become a consultant to us for a three year term. He will be paid a consulting fee in each of the first two years of $425,000. In addition, he will receive a fee of $200,000 for the third year. Gary E. Erlbaum has assisted us, and will continue to assist us, in bank financing, real estate matters and as a liaison with legal counsel. He has received aggregate cash compensation of $60,600 in fiscal 1997 and $68,748 in fiscal 1998. We intend to continue compensating Gary E. Erlbaum for his services.


EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation paid by us to our chief executive officer and our four other most highly compensated executive officers (the "named executive officers") for services rendered to us during fiscal 1998.

                           SUMMARY COMPENSATION TABLE


                                                                                        ALL OTHER
                                               ANNUAL COMPENSATION                   COMPENSATION(A)
                                 -------------------------------------------------------------------
                                                                   OTHER ANNUAL
NAME AND POSITION                YEAR    SALARY($)    BONUS($)    COMPENSATION($)
Steven H. Erlbaum..............  1998    $425,000                         --              $ 924
  Chairman of the Board and
  Chief Executive Officer
Robert D. Huth.................  1998     400,000                         --                985
  President and Chief Operating
  Officer
Philip Youtie..................  1998     183,000         (b)             --                518
  Executive V.P. Bridal Product
  Development/Sourcing
Marlene Karp...................  1998     177,300         (b)         40,470              1,000
  Senior V.P., General
  Merchandise Manager
Kathy L. Kennedy...............  1998     153,650         (b)             --              1,000
  Senior V.P., Sales


---------------

(a) Represents our contributions for the account of the named executive officers under the David's Bridal 401(k) Plan and Trust.



(b) While we anticipate that we will be paying a bonus to Mr. Youtie, Ms. Karp and Ms. Kennedy, we have not yet determined the amount of the bonus.



     Effective on the date of this prospectus, we expect to grant options to
purchase     shares of our common stock to Steven Erlbaum, and options to
purchase      shares of our common stock to Robert Huth, each at an exercise price equal to the price at which shares of our common stock are sold in this offering.



     The following table contains information regarding stock options held at the end of the last fiscal year end by our Chief Executive Officer and our other named executive officers, none of whom were granted any stock options in fiscal 1998. The value of unexercised in-the-money options is based upon the offering price set forth on the cover page of this prospectus.


                         FISCAL YEAR END OPTION VALUES


                                      NUMBER OF SECURITIES UNDERLYING     VALUE OF UNEXERCISED IN-THE-MONEY
                                      OPTIONS HELD AT JANUARY 2, 1999         OPTIONS AT JANUARY 2, 1999
                                      --------------------------------    ----------------------------------
NAME                                   EXERCISABLE      UNEXERCISABLE      EXERCISABLE       UNEXERCISABLE
Steven H. Erlbaum...................          --               --              --                 --
Robert D. Huth......................     300,000               --                                 --
Philip Youtie.......................          --               --              --                 --
Marlene Karp........................      23,000           12,000                                 --
Kathy L. Kennedy....................      35,000               --                                 --


STOCK OPTION PLAN


     Under our stock option plan, our designated employees or consultants and non-employee members of our board of directors may receive grants of incentive stock options and nonqualified stock options. The aggregate number of shares of our common stock that may be issued under the stock option plan is 1,000,000 shares. As of January 2, 1999, options to purchase 970,000 shares were outstanding under the stock option plan. Employees may receive incentive stock options or nonqualified stock options under the stock option plan. Non-employee directors and consultants may receive nonqualified stock options. If options terminate or expire, the shares attributable to such grants may again be subject to grants under the stock option plan. The stock option plan will terminate on September 30, 2005, unless sooner terminated pursuant to its terms.


     The stock option plan is currently administered by the compensation committee of our board. Grants made by the committee are subject to ratification by the board of directors and the board may require ratification of other committee action.

     The option price of an option may be equal to, greater than or less than the fair market value of a share of common stock on the date of grant, provided that (1) the option price of an incentive stock option may not be less than the fair market value of a share of common stock on the date of grant and (2) an incentive stock option that is granted to a person who owns more than 10% of our stock or a subsidiary must have an option price of not less than 110% of the fair market of the common stock on the date of grant.

     The committee determines the term of each option, which cannot exceed ten years from the date of grant. However, an incentive stock option granted to a 10% shareholder may not have a term longer than five years from the date of grant.

     Unless the committee determines otherwise, upon a change of control where we are not the surviving corporation, outstanding options will be assumed by the surviving corporation and will continue to vest following the change of control. In other cases, unless the committee determines otherwise, outstanding options will automatically vest in full in the event of a change of control. Alternatively, in the event of a change of control, the committee may require that grantees surrender their outstanding options in exchange for payment by us, in cash or common stock, of an amount equal to the amount by which the fair market value of the common stock exceeds the option price.

     A change of control will be deemed to occur if (1) any person acquires securities representing more than 50% of the voting power of our then outstanding securities or (2) the shareholders approve an agreement providing for (x) a merger or consolidation where our shareholders immediately before the transaction will not hold, immediately after the transaction, more than 50% of the stock of the surviving corporation and where, immediately after the transaction, persons who were our directors immediately before the transaction do not constitute a majority of the board of the surviving corporation, (y) a sale of substantially all of our assets or (z) a liquidation or dissolution of our company.


EMPLOYMENT AND CONSULTING AGREEMENTS



     We have entered into an employment agreement with Philip Youtie. The principal terms of the employment agreement are as follows:



     - Term: Two years from the date of this prospectus.



     - Base Salary: $200,000 in the first year, $210,000 in the second year.



     - Bonus: eligible for an annual bonus in accordance with our bonus plan.



     - Severance: in the event of termination of Mr. Youtie by us without cause, we will continue to pay Mr. Youtie's salary for the lesser of 12 months or the remaining term of the employment agreement.



     Mr. Youtie has also agreed to certain non-competition and non-solicitation covenants.



     We expect to enter into an employment agreement with Mr. Huth and a consulting agreement with Mr. Steven Erlbaum prior to the commencement of the offering.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SALES OF CLASS D PREFERRED STOCK

     On August 15, 1997, pursuant to the terms of a series of subscription agreements, we sold an aggregate of 686,402 shares of class D preferred stock for an aggregate purchase price of $5.0 million or $7.25 per share. These shares were sold to the certain of our existing shareholders, including 448,651 shares to The Clipper Group, an aggregate of 69,842 shares that are beneficially owned by Steven J. Sidewater, 36,371 shares to Michael C. Erlbaum and 24,317 shares that are beneficially owned by Gary E. Erlbaum. Each outstanding share of class D preferred stock will automatically convert upon the consummation of this
offering into      shares of common stock, or an aggregate of      shares of
common stock.

MDR ASSOCIATES

     In December 1997, we purchased a one-third interest in MDR Associates LLC ("MDR") for $460,000. We borrowed this amount from Gary E. Erlbaum which loan was evidenced by a demand note that bore interest at 7.75%, and was repaid in full in January 1998. MDR owns a one-eighth interest in an aircraft. We made this investment to facilitate travel between our locations. On November 23, 1998, Steven H. Erlbaum and Gary E. Erlbaum repurchased our interest in MDR and reimbursed us for all expenses relating to MDR paid by us since December 1997. After such purchase, each of Steven H. Erlbaum, our Chief Executive Officer and Chairman of the Board, and Gary E. Erlbaum, a director, individually own a one-half interest in MDR and each is also responsible for one-half of such expenses allocated to MDR.

FLOORS USA

     During fiscal 1997 and fiscal 1998 we purchased an aggregate of $159,056 and $297,217 in leasehold improvements from Floors USA. Michael C. Erlbaum, is the controlling shareholder of Floors USA.

RELATED PARTY TRANSACTIONS

     Our board of directors has adopted a policy that we will not enter into any related-party transactions unless they are approved by the disinterested members of the Board and are on terms that are representative of the terms that are available from non-affiliated third-parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock by:

     - Our chief executive officer, our four other most highly compensated executive officers and our directors

     - Each selling shareholder

     - All directors and executive officers as a group

     - Each person known to us to own beneficially more than 5% of our outstanding shares

     A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person beneficially owns shares underlying options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus.

     As of January 2, 1999, there were 6,612,262 shares of our common stock, outstanding. To calculate a shareholder's percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options beneficially owned by that shareholder. Options held by other shareholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our shareholders may differ.

     The table below assumes that the underwriters' have not exercised their over-allotment option. Beneficial ownership prior to this offering does not give
effect to the           for           common stock split to be effected on
               , 1999. In addition, the symbol "*" means that the percentage is less than 1.0%.

                                        BENEFICIAL OWNERSHIP       NUMBER OF       BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING          SHARES           AFTER OFFERING
                                        ---------------------      TO BE SOLD      ---------------------
                 NAME                     SHARES     PERCENT*   IN THIS OFFERING    SHARES     PERCENT*
EXECUTIVE OFFICERS AND DIRECTORS
Steven H. Erlbaum(a)..................   2,198,750    19.46%
Philip Youtie(b)......................   1,040,733     9.21%
Gary E. Erlbaum(c)....................   1,128,452     9.99%
Michael C. Erlbaum(d).................     497,899     4.41%
Robert D. Huth(e).....................     300,000     2.59%
Steven J. Sidewater(f)................     703,719     6.23%
Andrew R. Taussig(g)..................     150,000     1.31%
Marlene Karp(h).......................      23,000        *
Kathy L. Kennedy(i)...................      35,000        *
Robert B. Calhoun, Jr.(j).............          --        *
All executive officers and directors
  as a group (10 persons)(k)..........   6,077,553    51.48%
FIVE PERCENT HOLDERS
The Clipper Group(l)..................   4,448,651    39.37%

                                        BENEFICIAL OWNERSHIP       NUMBER OF       BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING          SHARES           AFTER OFFERING
                                        ---------------------      TO BE SOLD      ---------------------
                 NAME                     SHARES     PERCENT*   IN THIS OFFERING    SHARES     PERCENT*
OTHER SELLING SHAREHOLDERS
The Vederman Family Partnership.......     316,949     2.81%
Jon Erlbaum...........................      31,100     *
Marc Erlbaum..........................      31,100     *
Daniel Erlbaum(m).....................      31,100     *
Michael Moore.........................      66,510     *
Shelly Shapiro(n).....................     133,020     1.18%
Mordechai Kafry(o)....................      93,300     *
First Union Corporation...............     300,000     2.66%
Addwood Limited(p)....................     137,930     1.22%
Eileen Rae Winkler Youtie, Custodian
  for Haleigh R. Youtie...............      73,809     *
Eileen Rae Winkler Youtie, Custodian
  for Maxwell Evan Youtie.............      89,809     *


------------------------------

(a) Mr. Steven Erlbaum is our Chairman and Chief Executive Officer. His address is 44 West Lancaster Avenue, Suite 250, Ardmore, Pennsylvania 19003. Includes 305,799 shares of common stock held by Steven Erlbaum as Trustee for Adam Erlbaum.



(b) Mr. Youtie is our Executive Vice President, Bridal Product Development Servicing. His address is 44 West Lancaster Avenue, Suite 250, Ardmore, Pennsylvania 19003. Includes 9,690 shares of common stock held by Philip Youtie as custodian for Haleigh Youtie, 1,379 shares of common stock held by Philip Youtie as custodian for Maxwell Youtie. Excludes 73,809 shares of common stock held by Eileen Youtie as custodian for Haleigh Youtie and 89,809 shares of common stock held by Eileen Youtie as custodian for Maxwell Youtie. Mr. Youtie disclaims beneficial ownership of the shares held by Eileen Youtie as custodian for each of Haleigh Youtie and Maxwell Youtie.



(c) Includes 103,267 shares of common stock, and 24,317 shares of Class D Preferred Stock held by the Erlbaum Family LP and excludes 93,300 shares held by Mr. Gary Erlbaum's three children. Mr. Gary Erlbaum is the President of the general partner of the Erlbaum Family LP. Mr. Gary Erlbaum disclaims beneficial ownership of the shares held by his children. Includes 131,428 shares of common stock held by Michael Erlbaum and Gary Erlbaum as Trustees under the Agreement of Trust of S.H. Erlbaum. Mr. Gary Erlbaum's address is 44 West Lancaster Avenue, Suite 250, Ardmore, Pennsylvania 19003. Mr. Gary Erlbaum is our Secretary and Treasurer and is a member of our board of directors.



(d) Includes 114,000 shares of common stock held by the MCE Family Limited Partnership. Mr. Michael Erlbaum is the general partner of the MCE Family Limited Partnership. Includes 131,428 shares of common stock held by Michael Erlbaum and Gary Erlbaum as Trustees under the Agreement of Trust of S.H. Erlbaum. Mr. Michael Erlbaum is a member of our board of directors.



(e) Represents 300,000 shares of common stock underlying presently exercisable options. Mr. Huth has a .155% interest in the shares of our stock owned by The Clipper Group, and disclaims beneficial interest in the shares owned by The Clipper Group other than .155% of these shares. Mr. Huth is our President and Chief Operating Officer, and is a member of our board of directors.



(f) Includes (i) 135,845 shares of common stock held by Steven J. Sidewater, Wendy Sidewater and Peter Sidewater as Trustees of the Grantor Retained Annuity Trust of Steven J. Sidewater and (ii) 135,845 shares of common stock held by SPWJ Associates, L.P. Mr. Sidewater is the general partner of SPWJ Associates, L.P. Includes 22,619 shares of common stock and 2,306 shares of class D preferred stock held by the Wendy Sidewater Trust Under Deed, 22,619 shares of common stock and 2,306 shares of class D preferred stock held by the Peter Sidewater Trust Under Deed and 316,949 shares of common stock and 34,922 shares of class D preferred stock held by the Nancy Sidewater Trust Under Deed. Mr. Sidewater is a member of our board of directors.



(g) Represents 150,000 shares of common stock underlying presently exercisable options. Mr. Taussig has a .186% interest in the shares of our stock owned by The Clipper Group, and disclaims beneficial interest in the shares owned by The Clipper Group other than .186% of these shares.

(h) Represents 23,000 shares of common stock underlying presently exercisable options. Ms. Karp is our Senior Vice President, General Merchandise Manager.

(i) Represents 35,000 shares of common stock underlying presently exercisable options. Ms. Kennedy is our Senior Vice President, Sales.

(j) Excludes 4,448,651 shares of common stock held by The Clipper Group. Mr. Calhoun is the sole shareholder and a director of the ultimate general partner of The Clipper Group and is deemed to beneficially own all shares of common stock beneficially owned by The Clipper Group. Mr. Calhoun is a member of our board of directors.

(k) Includes 508,000 shares of common stock underlying presently exercisable options.

(l) Includes shares beneficially owned by Clipper/Merchant Partners, L.P., Clipper Equity Partners I, L.P., Clipper/ Merban, L.P., and Clipper Capital Associates, L.P. Clipper Suisse First Boston Merchant Investment 1995/1996, L.P. and Clipper/European Re, L.P. The address for each of these entities is 650 Madison Avenue, New York, New York 10022. Clipper Capital Associates, L.P. is the general partner of all of The Clipper Group partnerships. The general partner of Clipper Capital Associates, L.P. is Clipper Capital Associates, Inc. Robert B. Calhoun is the sole shareholder and a director of Clipper Capital Associates, Inc. As a result, each of Mr. Calhoun, Clipper Capital Associates, L.P. and Clipper Capital Associates, Inc. is deemed to beneficially own all shares of common stock beneficially owned by The Clipper Group.

(m) Mr. Daniel Erlbaum is employed by us.

(n) Mr. Shapiro is employed by us.

(o) Mr. Kafry is a principal owner of Addwood Limited, our Hong Kong joint venture partner.

(p) Addwood Limited is our Hong Kong joint venture partner.

                          DESCRIPTION OF CAPITAL STOCK

     The following summarizes the terms of our common stock you will receive in this offering. Please read our Articles of Incorporation, which are included as an exhibit to the Registration Statement of which this prospectus is a part.

OUR AUTHORIZED CAPITAL STOCK

     -           million shares of common stock, par value $0.01 per share;

     -           million shares of preferred stock, par value $0.01 per share;

     - Immediately after the sale of the shares of common stock in this
       offering, we will have           shares of common stock outstanding and
       no shares of preferred stock outstanding.

COMMON STOCK

Voting:

     - One vote for each share held of record on all matters submitted to a vote of shareholders;

     - No cumulative voting rights;

     - Election of directors by plurality of votes cast; and

     - All other matters by majority of the votes cast.

Dividends:

     - Subject to preferential dividend rights of outstanding shares of preferred stock, common shareholders are entitled to receive ratably declared dividends; and

     - The Board may only declare dividends out of legally available funds.

Additional Rights:

     - Subject to the preferential liquidation rights of outstanding shares of preferred stock, common shareholders are entitled to receive ratably net assets (available after payment of debts and other liabilities) upon our liquidation, dissolution or winding up;

     - No preemptive rights;

     - No subscription rights;

     - No redemption rights;

     - No sinking fund rights; and

     - No conversion rights.

The rights and preferences of common shareholders are subject to the rights of any class of preferred stock we may issue in the future.

PREFERRED STOCK

     By resolution of the Board of Directors, we may, without any further vote or action by our shareholders, authorize and issue, subject to certain limitations prescribed by law, an aggregate of 20 million shares of preferred stock. The preferred stock may be issued in one or more classes or class. With respect to any classes or class, the Board may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control.

     Prior to this offering, we had 171,792 shares of Class A preferred stock, 114,104 shares of Class B preferred stock, 114,104 shares of Class C preferred stock and 686,402 shares of Class D preferred stock issued and outstanding. Upon the consummation of this offering, all of our outstanding shares of preferred
stock will convert into an aggregate of           shares of common stock.

FLORIDA ANTI-TAKEOVER LAWS AND CERTAIN PROVISIONS OF OUR ARTICLES OF
INCORPORATION

     Certain provisions of the Florida Business Corporation Act and our Articles of Incorporation, which are described below, could make it more difficult for a third party to acquire control of us, even if such change of control would be beneficial to the shareholders.

     Section 607.0901 of the Florida Business Corporation Act generally requires that, in merger, consolidation, certain asset sales or other specified transactions between an "interested shareholder" (or an affiliate of the interested shareholder) and a Florida public corporation, all of the shareholders receive an amount equal to the greater of:

          1) the highest price per share, including brokerage commissions and certain other fees, paid by the interested shareholder for any shares acquired by it (the "Highest Per Share Price") within the two-year period immediately preceding the date on which it became an interested shareholder or the announcement date of the transaction, whichever is higher;

          2) the fair market value per share on the date on which it became an interested shareholder or the announcement date of the transaction, whichever is higher, or

          3) the fair market value per share determined under (2) above, multiplied by the ratio of the Highest Per Share Price within the two year period immediately preceding the announcement date of the transaction to the fair market value per share on the date of the interested shareholder's first share acquisition during such two year period.

An "interested shareholder" is generally defined as a person that owns more than 10 percent of the voting shares of a corporation. The "fair market value" per share generally means the highest closing sale price during the immediately preceding 30-day period. The fair price provisions do not apply:

          1) to a transaction approved by two-thirds of the shareholders other than the interested shareholder;

          2) to a transaction approved by a majority of the directors who are not affiliated with the interested shareholder;

          3) to a corporation which has not had more than 300 shareholders of record at any time during the preceding three years;

          4) if the interested shareholder has owned at least 80 percent of the outstanding shares for at least five years; or

          5) if the interested shareholder owns at least 90 percent of the outstanding shares other than shares acquired from the corporation.

     Section 607.0902 of the Florida Business Corporation Act generally provides that, in the event any person acquires a control share, which is defined as 20 percent or more of the outstanding voting shares of a Florida public corporation, all of the shares acquired by the acquiror within 90 days before and after the date on which the acquiror reached the 20 percent threshold will not have voting rights, unless the remaining disinterested shareholders approve voting rights for such shares by a majority vote at a special meeting called for that purpose. In addition to the 20 percent threshold, a control share acquisition also takes place when an acquiror acquires 33 1/3 percent and 50 percent of the voting shares of a corporation. Among other things, the voting disqualification provisions do not apply to:

          1) the acquisition of shares of a corporation which has been approved in advance by the board of directors of the corporation;

          2) a merger or share exchange effected in compliance with the Florida corporate laws; or

          3) a corporation with neither 10 percent of its shareholders resident in Florida, 10 percent of its shares owned by Florida residents nor 1,000 shareholders resident in Florida.

If the control shares are a majority of the outstanding shares and are accorded full voting rights by the disinterested shareholders, all of the disinterested shareholders will have dissenters' rights to receive in cash from the corporation the fair value of their shares. Fair value of the shares cannot be less than the highest price paid per share by the acquiror in the control share acquisition.

     Our Articles of Incorporation provide that shareholders may call special meetings of the Board of Directors only if the holders of at least 20 percent of all votes entitled to be cast on any issue proposed to be considered at the meeting make a demand. In addition, the Articles of Incorporation provide that shareholders must act at a meeting and not by written consent. The Articles of Incorporation also provide for a classified board. See "Management--Executive Officers and Directors".

REGISTRATION RIGHTS

     Holders of           shares of common stock, including The Clipper Group,
Steven H. Erlbaum, Gary E. Erlbaum, Philip Youtie, Michael C. Erlbaum and Steven
J. Sidewater, have been granted certain registration rights. These rights are provided under the terms of the registrable securities and agreements between us and the holders of such securities. Such agreements and registrable securities provide, in certain instances, demand registration rights. In particular, the Clipper Group may demand that we register their shares on not more than three
occasions, in which event the holders of an additional           shares of
common stock would have certain rights to participate in the registration. In addition, pursuant to these agreements, the holders are entitled, subject to certain limitations, to require us to include their registrable securities in future registration statements we file under the Securities Act of 1933. The
holders of   shares of common stock have certain piggyback registration rights, subject to reduction in the discretion of an underwriter. Registration of shares of common stock pursuant to the exercise of demand registration rights or piggyback registration rights would result in such shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon the effectiveness of such registration and may adversely affect our stock price.

TRANSFER AGENT

     The transfer agent for our common stock is Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market following this offering could adversely affect the market price of our common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

     Of the           shares to be outstanding after this offering (assuming
that the underwriters do not exercise their over-allotment option), the shares of common stock offered hereby and an additional shares of common stock will be freely tradeable without restriction in the public market unless such shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933. The remaining shares of common stock to be outstanding after this offering are "restricted securities" under the Securities Act of 1933 and may be sold in the public market upon the expiration of certain holding periods under Rule 144, subject to the volume, manner of sale and other limitations of Rule 144.

     In addition, as of           , 1999, there were options to purchase
          shares of common stock, of which           options were fully vested
and exercisable. An additional           shares were reserved for issuance under
our stock option plan. We intend to register the shares of common stock issued, issuable or reserved for issuance under the plan as soon as practicable following the date of this prospectus.

     Holders of           shares of common stock and holders of           shares
of common stock issuable upon conversion of preferred stock, assuming an initial
public offering price of $     per share, are entitled to registration rights
with respect to such shares for resale under the Securities Act. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, will likely cause an adverse effect on the market price for our common stock. These registration rights may not be exercised prior to the expiration of 180 days from the date of this prospectus. See "Description of Capital Stock--Registration Rights."

LOCK-UP ARRANGEMENTS

     Along with our officers and directors and all of the holders of the preferred stock we have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     After the completion of this offering, we intend to file a Registration
Statement on Form S-8 under the Securities Act to register           shares of
common stock reserved for issuance under our stock option plan.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement dated
                         , 1999 the underwriters named below, who are
represented by Donaldson, Lufkin & Jenrette Securities Corporation, Legg Mason Wood Walker, Incorporated and Morgan Stanley & Co. Incorporated have severally agreed to purchase from the selling shareholders the respective number of shares set forth opposite their names below.

                                                                NUMBER OF
UNDERWRITER                                                      SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Morgan Stanley & Co. Incorporated...........................
Legg Mason Wood Walker, Incorporated........................
          TOTAL.............................................

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those shares covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters initially propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $     per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $     per
share on sales to certain other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions at any time without notice.

     The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time
to time, in whole or in part, up to      additional shares at the public
offering price less the underwriting fees. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     The following table shows the underwriting fees to be paid to the underwriters by the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                              NO EXERCISE    FULL EXERCISE
Per Share...................................................     $               $
Total.......................................................     $               $

     We and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     The Underwriters have reserved for sale, at the initial public offering
price, up to      shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in purchasing such shares of common stock in this offering. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

     DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in this offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJdirect Inc. for sale to brokerage account holders.

     We and our executive officers and directors and certain of our shareholders (including the selling shareholders) have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise). In addition, during such period, we have also agreed not to file any registration statement with respect to, and each of our executive officers and directors and certain of our shareholders (including the selling shareholders) have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     We intend to make application to list our common stock on the New York Stock Exchange under the symbol "DBR".

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Other than in the United States, no action has been taken by us, the selling shareholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiation among us, the selling shareholders and the representatives of the underwriters. Among the factors considered in determining the public offering price were:

     -  prevailing market conditions;

     -  our results of operations in recent periods;

     -  the present stage of our development;

     - the market capitalization and stages of development of other companies which the representatives of the underwriters believe to be comparable to us; and

     -  estimates of our business potential.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania and Miami, Florida. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of January 3, 1998 and January 2, 1999 and for the fiscal years ended January 4, 1997, January 3, 1998 and January 2, 1999, included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

     We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. Such reports, proxy and other information can be inspected and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on our operation can be obtained from the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains a Web site that contains all information filed electronically by us, including reports, proxy and information statements. The address of the Commission's Web site is (http://www.sec.gov).

     We intend to list our common stock on the New York Stock Exchange. Reports, proxy statements and other information concerning us can be inspected at: the New York Stock Exchange, Inc., 11 Wall Street, New York, NY 10005.

     This prospectus constitutes a part of a registration statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") filed by us with the Commission under the Securities Act, with respect to the securities offered in this prospectus. This prospectus does not contain all the information which is in the Registration Statement. Certain parts of the Registration Statement are omitted as allowed by the rules and regulations of the Commission. We refer to the Registration Statement and to the exhibits to such Registration Statement for further information with respect to us and the securities offered in this prospectus. Copies of the Registration Statement are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                          REPORTS TO SECURITY HOLDERS

     We intend to distribute to our shareholders annual reports containing audited financial statements and will make available copies of our quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
Report Of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements Of Operations.......................  F-4
Consolidated Statements Of Redeemable Common Stock And
  Shareholders' Equity......................................  F-5
Consolidated Statements Of Cash Flows.......................  F-6
Notes To Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To David's Bridal, Inc.:

     We have audited the accompanying consolidated balance sheets of David's Bridal, Inc. (a Florida corporation) and subsidiaries as of January 3, 1998 and January 2, 1999, and the related consolidated statements of operations, redeemable common stock and shareholders' equity and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David's Bridal, Inc. and subsidiaries as of January 3, 1998 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Philadelphia, Pa.
  February 10, 1999

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                                              JANUARY 3,    JANUARY 2,
                                                                 1998          1999
                                                              ----------    ----------
                                        ASSETS
CURRENT ASSETS:
  Cash......................................................  $      464    $      320
  Accounts receivable.......................................       1,829         2,844
  Inventories...............................................      32,113        37,458
  Prepaid expenses and other assets.........................       1,864         2,247
  Deferred tax asset........................................         296            --
                                                              ----------    ----------
          Total current assets..............................      36,566        42,869
                                                              ----------    ----------
PROPERTY AND EQUIPMENT, net.................................      15,581        20,650
                                                              ----------    ----------
DEFERRED TAX ASSET..........................................         616         1,066
                                                              ----------    ----------
OTHER ASSETS, net of accumulated amortization of $36 and
  $79, respectively.........................................         893           977
                                                              ----------    ----------
                                                              $   53,656    $   65,562
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank overdrafts...........................................  $    3,003    $    4,033
  Current portion of capitalized lease obligations..........         126           134
  Current portion of long-term debt.........................         551           147
  Accounts payable..........................................       4,394         6,070
  Accrued expenses..........................................       3,622         4,417
  Income taxes payable......................................         847           497
  Deferred tax liabilities..................................          --           236
                                                              ----------    ----------
          Total current liabilities.........................      12,543        15,534
                                                              ----------    ----------
DEFERRED RENT...............................................       2,430         2,861
                                                              ----------    ----------
CAPITALIZED LEASE OBLIGATIONS, net of current portion.......         415           281
                                                              ----------    ----------
LONG-TERM DEBT..............................................      15,916        19,366
                                                              ----------    ----------
COMMITMENTS AND CONTINGENCIES (NOTE 13)
REDEEMABLE COMMON STOCK.....................................         628            --
                                                              ----------    ----------
SHAREHOLDERS' EQUITY:
  Convertible Preferred stock, liquidation value $33,977 at
     January 2, 1999........................................          11            11
  Common stock--
     Class A, $.01 par value, 16,250,000 shares authorized,
      6,686,638 and 6,612,262 shares issued and
      outstanding...........................................          67            66
     Class B, $.01 par value, 1,500,000 shares authorized,
      none issued or outstanding............................          --            --
     Class C, $.01 par value, 3,750,000 shares authorized,
      none issued or outstanding............................          --            --
  Additional paid-in capital................................      18,335        18,313
  Retained earnings.........................................       3,311         9,130
                                                              ----------    ----------
                                                                  21,724        27,520
                                                              ----------    ----------
                                                              $   53,656    $   65,562
                                                              ==========    ==========

 The accompanying notes are an integral part of these consolidated statements.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  FISCAL YEAR ENDED
                                                       ----------------------------------------
                                                       JANUARY 4,    JANUARY 3,     JANUARY 2,
                                                          1997          1998           1999
                                                       ----------    -----------    -----------
                                                       (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)
REVENUES:
Net sales............................................  $   63,158    $    85,785    $   123,656
Other income.........................................       4,188          6,228          9,062
                                                       ----------    -----------    -----------
          Total revenues.............................      67,346         92,013        132,718
COST OF SALES, including buying, distribution and
  occupancy costs....................................      40,889         53,070         74,613
                                                       ----------    -----------    -----------
     Gross profit....................................      26,457         38,943         58,105
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.........      26,453         33,738         47,581
                                                       ----------    -----------    -----------
INCOME FROM OPERATIONS...............................           4          5,205         10,524
INTEREST EXPENSE, net................................         586          1,248          1,087
                                                       ----------    -----------    -----------
     Income (loss) before income taxes...............        (582)         3,957          9,437
INCOME TAX PROVISION (BENEFIT).......................        (167)         1,359          3,618
                                                       ----------    -----------    -----------
NET INCOME (LOSS)....................................  $     (415)   $     2,598    $     5,819
                                                       ==========    ===========    ===========
Net income (loss) per common share:
  Basic..............................................  $    (0.06)   $      0.39    $      0.88
                                                       ==========    ===========    ===========
  Diluted............................................  $    (0.06)   $      0.22    $      0.47
                                                       ==========    ===========    ===========
Weighted average shares outstanding:
  Basic..............................................   6,929,235      6,686,638      6,619,823
  Diluted............................................   6,929,235     11,861,604     12,473,995

 The accompanying notes are an integral part of these consolidated statements.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                        SHAREHOLDERS' EQUITY
                                    REDEEM-   -------------------------------------------------------------------------
                                     ABLE      PREFERRED STOCK        COMMON STOCK      ADDITIONAL
                                    COMMON    ------------------   ------------------    PAID-IN     RETAINED
                                     STOCK     SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     EARNINGS    TOTAL
                                    -------   ---------   ------   ---------   ------   ----------   --------   -------
BALANCE, DECEMBER 30, 1995........  $7,744      400,000    $ 4     7,433,179    $74      $10,743      $1,128    $11,949
  Purchase of Redeemable Common
    stock.........................  (4,500)          --     --      (746,541)    (7)           7          --         --
  Accretion of Common stock
    redemption value..............     363           --     --            --     --         (363)         --       (363)
  Net loss........................      --           --     --            --     --           --        (415)      (415)
                                    ------    ---------    ---     ---------    ---      -------      ------    -------
BALANCE, JANUARY 4, 1997..........   3,607      400,000      4     6,686,638     67       10,387         713     11,171
  Sale of preferred stock.........      --      686,402      7            --     --        4,969          --      4,976
  Modification of Common stock
    redemption agreement..........  (3,120)          --     --            --     --        3,120          --      3,120
  Accretion of Common stock
    redemption value..............     141           --     --            --     --         (141)         --       (141)
  Net income......................      --           --     --            --     --           --       2,598      2,598
                                    ------    ---------    ---     ---------    ---      -------      ------    -------
BALANCE, JANUARY 3, 1998..........     628    1,086,402     11     6,686,638     67       18,335       3,311     21,724
  Purchase of Redeemable Common
    stock.........................    (651)          --     --       (74,376)    (1)           1          --         --
  Accretion of Common stock
    redemption value..............      23           --     --            --     --          (23)         --        (23)
  Net income......................      --           --     --            --     --           --       5,819      5,819
                                    ------    ---------    ---     ---------    ---      -------      ------    -------
BALANCE, JANUARY 2, 1999..........  $   --    1,086,402    $11     6,612,262    $66      $18,313      $9,130    $27,520
                                    ======    =========    ===     =========    ===      =======      ======    =======

 The accompanying notes are an integral part of these consolidated statements.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       FISCAL YEAR ENDED
                                                             --------------------------------------
                                                             JANUARY 4,    JANUARY 3,    JANUARY 2,
                                                                1997          1998          1999
                                                             ----------    ----------    ----------
                                                                     (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................   $   (415)     $  2,598      $  5,819
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities--
     Depreciation and amortization.........................      1,393         2,022         2,896
     Amortization of debt issuance costs...................         --            74            43
     Provision for deferred rent...........................        645           782           431
     Loss on sale or disposal of property and equipment....         70             8           144
     Equity income in affiliate............................         --            --          (166)
     Deferred income taxes.................................        (33)         (479)           82
     Changes in assets and liabilities--
     (Increase) decrease in--
       Accounts receivable.................................       (408)         (318)       (1,015)
       Prepaid expenses and other assets...................       (901)          412          (770)
       Inventories.........................................        320       (12,017)       (5,345)
     Increase (decrease) in--
       Accounts payable....................................      1,585           816         1,676
       Accrued expenses....................................       (188)        1,466           795
       Income taxes payable................................         --           847          (350)
                                                              --------      --------      --------
       Net cash provided by (used in) operating
          activities.......................................      2,068        (3,789)        4,240
                                                              --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.....................................     (4,931)       (7,470)       (8,105)
  (Investment in) distribution from affiliate..............         --          (460)          460
                                                              --------      --------      --------
       Net cash used in investing activities...............     (4,931)       (7,930)       (7,645)
                                                              --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.................      1,086            --         1,400
  Repayments of long-term debt and capital leases..........        (40)         (203)         (680)
  Borrowings on revolving credit agreement.................     25,804        42,356        41,500
  Repayments on revolving credit agreement.................    (20,256)      (38,461)      (39,300)
  Borrowings on short-term debt............................         --           460            --
  (Decrease) increase in bank overdrafts...................       (276)        2,732         1,030
  Proceeds from subscription receivable....................      1,000            --            --
  Proceeds from sale of Preferred stock....................         --         4,976            --
  Repurchase of Common stock...............................     (4,500)           --          (651)
  Payment of debt issuance costs...........................         --          (185)          (38)
                                                              --------      --------      --------
       Net cash provided by financing activities...........      2,818        11,675         3,261
                                                              --------      --------      --------
       Net decrease in cash................................        (45)          (44)         (144)
CASH, BEGINNING OF YEAR....................................        553           508           464
                                                              --------      --------      --------
CASH, END OF YEAR..........................................   $    508      $    464      $    320
                                                              ========      ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for--
     Income taxes..........................................   $     76      $    330      $  3,744
                                                              ========      ========      ========
     Interest, net of amounts capitalized..................   $    555      $  1,240      $  1,018
                                                              ========      ========      ========

 The accompanying notes are an integral part of these consolidated statements.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  BACKGROUND

     David's Bridal, Inc. was organized on August 29, 1990 and is engaged in the retail sale of bridal gowns and bridal related merchandise. As of January 3, 1998 and January 2, 1999, the Company operated 59 stores in 27 states and 77 stores in 29 states, respectively, throughout the United States.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of David's Bridal, Inc. and subsidiaries (the Company) include the accounts of David's Bridal, Inc. (a Florida corporation) and all of its wholly owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

  FISCAL YEAR-END

     The Company operates under a 52/53-week fiscal year ending on a Saturday near December 31. The accompanying consolidated financial statements for the years ended January 4, 1997 (fiscal 1996), January 3, 1998 (fiscal 1997) and January 2, 1999 (fiscal 1998), include 53, 52 and 52 weeks of operations, respectively.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for the purpose of determining cash flows. Checks issued in excess of cash balances are reflected as bank overdrafts.

  INVENTORIES

     Merchandise inventories are stated at the lower of cost (first-in, first-out) or market. Costs associated with certain buying, receiving and distribution activities are included in inventories.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Additions or improvements are capitalized, while repairs and maintenance are charged to expense. Gains or losses on sale or disposal are reflected in net income. Depreciation and amortization is computed on the straight-line method over the estimated useful life of the asset. The estimated useful lives are as follows:

Land improvements............................  20 years
Buildings and improvements...................  20 to 30 years
Equipment....................................  3 to 10 years
Leasehold improvements.......................  Lesser of useful life or lease term
Furniture and fixtures.......................  5 to 10 years

     Certain personnel costs and out-of-pocket costs directly associated with the construction or remodeling of stores are capitalized and amortized over the lease term.

     The Company capitalizes interest in connection with the construction of new stores which is amortized over the lesser of the assets' estimated useful life or lease term. During fiscal 1997 and fiscal 1998, $70,000 and $59,000, respectively, of interest was capitalized.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

  ACCOUNTING FOR LONG-LIVED ASSETS

     The Company follows Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets, may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the assets is compared to the assets' carrying amount to determine if a write-down to market value or discounted cash flow value is necessary. Management believes that there has been no impairment of the Company's long-lived assets.

  DEFERRED RENT

     Rent expense on leases is recorded on a straight-line basis over the lease period. The excess of rent expense over actual cash paid has been recorded as deferred rent in the accompanying consolidated balance sheets.

  REVENUE RECOGNITION

     The Company records revenue when an item is sold and delivered to a customer. Revenue is recognized on special orders when the customer orders the goods, the goods are owned by the Company and the Company receives 100% payment for the goods. The Company's policy is not to accept returns of special order goods. Revenue is recognized on layaway sales when the Company obtains a significant nonrefundable deposit on layaway merchandise. Alterations revenues are deferred until the work is completed.

  STORE OPENING

     Store opening costs incurred at new store locations are charged to expense as incurred.

  ADVERTISING

     Advertising costs are expensed the first time the advertising takes place. For fiscal 1996, 1997 and 1998, advertising expense, net of reimbursements, was $4,910,000, $6,295,000 and $8,088,000, respectively.

  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses and debt instruments. The carrying value of these assets and liabilities are considered to be representative of their respective fair values.

  BUSINESS AND CREDIT RISK CONCENTRATION

     Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable. The Company limits its credit risk associated with cash and

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES
cash equivalents by placing its investments in highly liquid funds. Receivables associated with third party credit cards are processed by financial institutions which are monitored for financial stability.

     The Company utilizes international manufacturers (mainly in China) to provide all of its bridal gowns and flowergirl dresses. Should there be significant changes in areas such as quotas, tariffs and fluctuations in exchange rates, among others, the Company's ability to obtain merchandise at a reasonable cost and in a timely manner could be significantly impaired. Management monitors these risks and believes that its relationships are such that alternative sourcing arrangements would be available.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  RECENTLY ADOPTED ACCOUNTING PRINCIPLES

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and disclosure of comprehensive income. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting of information about operating segments and requires the reporting of selected information about operating segments in interim financial statements. These standards were adopted by the Company on January 4, 1998 and had no impact as the Company has no "other comprehensive income" and operated as a single segment.

2.  PROPOSED INITIAL PUBLIC OFFERING:

     The Company is in the process of filing a registration statement for the sale of common stock to the public in an initial public offering. If an initial public offering is completed, it is anticipated that the following transactions will be consummated immediately prior to the closing of the Offering, (i) a split of the Common stock and (ii) conversion of all outstanding shares of Preferred stock for Common stock. These transactions have not been reflected in the accompanying financial statements as the stock split has not yet been determined.

3.  NET INCOME (LOSS) PER SHARE:

     Net income (loss) per share is calculated utilizing the principles of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share"
(EPS).

     Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed assuming the conversion or exercise of all dilutive securities such as preferred stock, options and warrants.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

     Under SFAS No. 128, the Company's granting of certain stock options and convertible preferred stock resulted in potential dilution of basic EPS. The following table summarizes the differences between basic weighted average shares outstanding and diluted weighted average shares outstanding used to compute diluted EPS.

                                                            FISCAL YEAR ENDED
                                                  --------------------------------------
                                                  JANUARY 4,    JANUARY 3,    JANUARY 2,
                                                     1997          1998          1999
                                                  ----------    ----------    ----------
Basic weighted average number of shares
  outstanding...................................  6,929,235      6,686,638     6,619,823
Incremental shares from assumed exercise or
  conversion of:
  Stock options.................................         --             --       258,691
  Preferred stock...............................         --      5,174,966     5,595,481
                                                  ---------     ----------    ----------
Diluted weighted average number of shares
  outstanding...................................  6,929,235     11,861,604    12,473,995
                                                  =========     ==========    ==========

     The number of incremental shares from the assumed exercise of stock options is calculated applying the treasury stock method. Preferred stock convertible into 4,909,079 weighted average common shares was excluded from the fiscal 1996 calculation as it would be anti-dilutive due to the fiscal 1996 net loss. All Common stock options outstanding during fiscal 1996 and 1997 were not included in the computation of diluted EPS because they were antidilutive.

4.  PROPERTY AND EQUIPMENT (IN THOUSANDS):

                                                              JANUARY 3,    JANUARY 2,
                                                                 1998          1999
                                                              ----------    ----------
Property and equipment consist of:
Land........................................................   $ 1,047       $ 1,047
Land improvements...........................................       149           149
Buildings and improvements..................................     1,275         2,635
Equipment...................................................     3,198         5,145
Leasehold improvements......................................     7,622        10,798
Furniture and fixtures......................................     3,936         5,646
Construction in progress....................................     2,462         2,062
                                                               -------       -------
                                                                19,689        27,482
Less--Accumulated depreciation and amortization.............    (4,108)       (6,832)
                                                               -------       -------
                                                               $15,581       $20,650
                                                               =======       =======

5.  INVESTMENTS IN AFFILIATES:

     In December 1997, the Company purchased an equity interest in MDR Associates LLC (MDR) for $460,000 which owns an interest in an aircraft. Two shareholders of the Company also hold an indirect equity interest in MDR. The investment was accounted for under the equity method of accounting and was included in other assets in fiscal 1997. The equity interest was redeemed in fiscal 1998 for $460,000.

     In August 1995, the Company entered into a joint venture agreement with Addwood Limited for a 50% ownership in a newly formed Hong Kong corporation, Fillberg Limited (Fillberg). The Company contributed nominal capital to Fillberg and loaned $170,000 in a noninterest-bearing loan with no stated maturity. The loan was repaid subsequent to January 2, 1999. Addwood Limited is indirectly owned by a shareholder of the Company based in Hong Kong.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

     Under a buying agency agreement, Fillberg will be the exclusive buying agent of the Company for ready made bridal garments from certain territories, as defined, and the Company will be the primary client of Fillberg. Under the agreement, the Company pays Fillberg commissions of 7% for merchandise purchased by the Company.

     The investment is accounted for under the equity method of accounting with profits eliminated from net income in the application of the equity method to the extent that the Company has not yet sold the merchandise. As of January 2, 1999, the investment and receivable of $170,000 are included in other assets. Equity income of $166,000 was recognized in fiscal 1998. Commissions of $683,000, $1,157,000 and $1,294,000 were recorded for merchandise purchased during fiscal 1996, 1997 and 1998, respectively, of which $999,000 and $1,212,000, were included in the cost of inventories on the accompanying consolidated balance sheets at January 3, 1998 and January 2, 1999, respectively.

6.  ACCRUED EXPENSES AND OTHER (IN THOUSANDS):

                                                              JANUARY 3,    JANUARY 2,
                                                                 1998          1999
                                                              ----------    ----------
Payroll and related expenses................................    $1,341        $1,328
Other.......................................................     2,281         3,089
                                                                ------        ------
                                                                $3,622        $4,417
                                                                ======        ======

7.  DEBT (IN THOUSANDS):

                                                              JANUARY 3,    JANUARY 2,
                                                                 1998          1999
                                                              ----------    ----------
Revolving credit agreement..................................   $14,900       $17,100
Mortgages...................................................       769         2,139
Demand note.................................................       460            --
Other.......................................................       338           274
                                                               -------       -------
                                                                16,467        19,513
Less--Current portion.......................................      (551)         (147)
                                                               -------       -------
                                                               $15,916       $19,366
                                                               =======       =======

     In April 1994, the Company entered into a revolving credit agreement with a bank which was amended on March 12, 1996 to provide borrowings up to $17 million. Interest was calculated at prime plus 0% to 1% or LIBOR plus 2.5% to 3.5% based on certain ratios, as defined. This agreement was terminated in August 1997.

     On August 1, 1997, the Company entered into a new revolving credit agreement with a bank which was amended on December 30, 1998 providing for borrowings up to $30 million including a sublimit of $25 million for letters of credit. Borrowings are limited to the sum of 80% of eligible receivables and 60% of eligible inventory, as defined. The Company may exceed its borrowing base by $3 million during the months of October through March for the period beginning December 1998 and October 1999 and by $2 million for the period beginning October 2000. At the Company's election, interest is calculated at (i) the Base Rate (higher of U.S. Federal Funds Rate plus .5% or the bank's Prime Rate), or
(ii) the adjusted LIBOR Rate, as defined, plus an applicable margin ranging from 1.25% to 1.75% based on earnings ratios, as defined. Interest will be increased by 2% for the duration of any events of default. Interest is payable monthly on Base Rate borrowings and at the end of each elected interest period on each LIBOR Rate borrowing. The weighted average interest rate on Base Rate loans was 7.75% and the weighted average

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES
interest rate on LIBOR Rate loans was 6.49% at January 2, 1999. Principal is payable July 31, 2001. An unutilized commitment fee of .25% per annum is due quarterly.

     The revolving credit agreement requires the Company to comply with various covenants which include, among other things, the maintenance by the Company of certain fixed charge, leverage and debt ratios at the end of each fiscal quarter, as defined. The revolving credit agreement is secured by all tangible and intangible assets of the Company. In the event of termination of the commitment or an event of default, the Bank may require the Company to deliver cash or U.S. Treasury Bills in the amount of 105% of the outstanding undrawn letters of credit.

     The highest amount outstanding under these agreements was $11,005,000, $15,018,000, and $17,600,000 during fiscal 1996, fiscal 1997 and fiscal 1998, respectively. The average amount outstanding under these agreements was $6,871,000, $11,740,000 and $13,034,000 and the weighted average interest rate was 7.81%, 7.75% and 7.21% in fiscal 1996, 1997 and 1998, respectively. The Company was contingently liable for open letters of credit of $2,840,000 and $4,145,000 at January 3, 1998 and January 2, 1999, respectively.

     In fiscal 1996, the Company entered into a $800,000 mortgage agreement with a bank which is payable in monthly installments with interest, as defined through 2011. The interest rate at January 2, 1999 was 8%. The mortgage is collateralized by the underlying property.

     In fiscal 1998, the Company entered into a $1.4 million mortgage note with a bank which is payable in monthly installments of principal and interest of $14,000 with a final payment of $1,123,000 due on December 1, 2003. The note bears interest at 8% and is subject to a prepayment penalty of 2%, as defined, until December 1, 2000. The note is collateralized by the underlying property.

     In December 1997, the Company issued a demand note in connection with its borrowing of $460,000 from a shareholder. This note bears interest at 7.75% and was repaid in January 1998.

     The Company has agreements with certain landlords whereby the Company received advances for construction of leasehold improvements which will be repaid by the Company during the lease periods. Interest ranges from 8%-11% and the notes are due through 2006. At January 3, 1998 and January 2, 1999, $338,000 and $274,000, respectively, were outstanding under these agreements.

     Future long-term debt maturities as of January 2, 1999 are as follows (in thousands).

FISCAL
1999.............................................    $   147
2000.............................................        132
2001.............................................     17,222
2002.............................................        131
2003.............................................      1,246
2004 and thereafter..............................        635
                                                     -------
                                                     $19,513
                                                     =======

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

8.  INCOME TAXES:

     The income tax provision (benefit) consists of the following components (in thousands):

                                                                FISCAL YEAR ENDED
                                                      --------------------------------------
                                                      JANUARY 4,    JANUARY 3,    JANUARY 2,
                                                         1997          1998          1999
                                                      ----------    ----------    ----------
Current:
  Federal...........................................    $ (49)        $1,601        $3,379
  State.............................................       21             30           412
                                                        -----         ------        ------
                                                          (28)         1,631         3,791
                                                        -----         ------        ------
Deferred:
  Federal...........................................     (139)          (272)         (173)
  State.............................................       --             --            --
                                                        -----         ------        ------
                                                         (139)          (272)         (173)
                                                        -----         ------        ------
                                                        $(167)        $1,359        $3,618
                                                        =====         ======        ======

     The deferred tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities consists of the following components (in thousands):

                                                              JANUARY 3,    JANUARY 2,
                                                                 1998          1999
                                                              ----------    ----------
Deferred tax assets--
Deferred rent...............................................    $  826        $  973
Uniform inventory capitalization............................       395           148
Benefits payable............................................        93            --
Other.......................................................       102           143
                                                                ------        ------
                                                                 1,416         1,264
                                                                ------        ------
Deferred tax liabilities--
Depreciation................................................      (211)          (83)
Unrealized profit...........................................      (159)         (223)
Other.......................................................      (134)         (128)
                                                                ------        ------
                                                                  (504)         (434)
                                                                ------        ------
Net deferred tax asset......................................    $  912        $  830
                                                                ======        ======

     The reconciliation of the federal statutory rate to the Company's effective income tax rate is as follows:

                                                                        FISCAL YEAR ENDED
                                                              --------------------------------------
                                                              JANUARY 4,    JANUARY 3,    JANUARY 2,
                                                                 1997          1998          1999
                                                              ----------    ----------    ----------
Tax at federal statutory rate...............................    (34.0)%        34.0%         34.0%
State taxes, net of federal benefit.........................      3.5           0.5           3.1
Other.......................................................      1.7          (0.2)          1.2
                                                                -----          ----          ----
                                                                (28.8)%        34.3%         38.3%
                                                                =====          ====          ====

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

9.  REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY:

     In fiscal 1995, the Company entered into redemption agreements with certain shareholders for the purchase of 1,295,250 shares of common stock for a total of $7.4 million plus an amount calculated based on the timing of redemption, as defined. This obligation has been reflected as Redeemable Common stock and has been reclassified out of equity in the accompanying consolidated financial statements. In fiscal 1996, the Company redeemed 746,541 shares under the redemption agreements at a total purchase price of $4.5 million. In fiscal 1997, in connection with the sale of the Class D Preferred stock, the redemption agreements with certain shareholders were modified to eliminate any continuing obligation by the Company to repurchase 474,333 of the shares. The remaining 74,376 shares were redeemed in February 1998 for $651,000.

     In fiscal 1997, the Company sold 686,402 shares of Class D Preferred stock for $7.25 per share under a capital call agreement with existing shareholders. On August 13, 1997, the Company entered into the Second Amended and Restated Stockholder's Agreement whereby the Company has the option for a period of three years to require certain investors to purchase up to $4 million of additional shares of the Company's Class D Preferred stock.

     The components of Preferred stock are as follows:

                                                              JANUARY 3,    JANUARY 2,
                                                                 1998          1999
                                                              ----------    ----------
Class A, $.01 par value, 175,000 shares authorized, 171,792
  shares issued and outstanding, liquidation value of
  $12,455,000 at January 2, 1999............................    $1,718        $1,718
Class B, $.01 par value, 125,000 shares authorized, 114,104
  shares issued and outstanding, liquidation value of
  $8,273,000 at January 2, 1999.............................     1,141         1,141
Class C, $.01 par value, 300,000 shares authorized, 114,104
  shares issued and outstanding, liquidation value of
  $8,273,000 at January 2, 1999.............................     1,141         1,141
Class D, $.01 par value, 1,250,000 shares authorized,
  686,402 shares issued and outstanding, liquidation value
  of $4,976,000 at January 2, 1999..........................     6,864         6,864

     The Class A, B and C Preferred had an initial conversion price of $7.25 per share. The conversion price is subject to adjustment based on the valuation of the Company upon a special event. A special event includes liquidating events, a public offering, a change in control, a merger or consolidation and other events, as defined. If a special event, as defined, had occurred at January 2, 1999, the conversion price would have been $5.907, or a conversion rate of
12.2727 shares of Common stock for each share of Preferred unless the Preferred holders had achieved a specified rate of return on their equity investment. If the specified rate of return is achieved upon a special event, the conversion price would be $7.25 and the conversion rate would be 10 shares of Common stock for each share of Preferred. The Class D Preferred is junior to the Class A, B and C Preferred and has an initial conversion rate of $7.25. The Company may require conversion of all classes of Preferred if the price per share paid by the public in a public offering is at least equal to the conversion price per share. The liquidation value of the Preferred is equal to the greater of the amount that would be received if all of the Preferred were converted into Common stock immediately prior to the liquidation or the price originally paid.

     The Class A and Class D Preferred have voting rights equal to the number of Common shares into which they are convertible. The Class B Preferred has voting rights equal to two votes for each share of Common into which it is convertible and the Class C Preferred has no voting rights.

     The Class A Common has voting rights equal to one vote per share. The Class B Common has the number of votes equal to the sum of Class B and Class C Common outstanding divided by Class B outstanding. The Class C Common has no voting rights.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

     The Class A and Class D Preferred is convertible into Class A Common, the Class B Preferred is convertible into Class B Common and the Class C Preferred is convertible into Class C Common.

     As of January 2, 1999, if converted, the Class A, B, C and D Preferred stock would convert to 5,595,481 shares of Common stock at the conversion rates outlined above. Assuming a specified rate of return is achieved upon a special event, the conversion rate would be $7.25 for all shares if the Company requires the Preferred to convert resulting in the issuance of 4,686,402 shares of Common stock.

10.  STOCK OPTIONS:

     The Company's 1995 Stock Option Plan (the Plan) provides for the grant of Common Stock and Common Stock options to key employees, members of the Board of Directors and certain consultants at prices determined by the Board. The Company has reserved 1,000,000 shares of its Common stock for awards under the Plan. The Company accounts for the Plan under APB Opinion No. 25, under which no compensation cost has been recognized since the options were issued at or above fair value.

     Had compensation cost for the options issued to employees or directors been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss), basic EPS and diluted EPS would have been equal to the pro forma amounts indicated below (in thousands except for per share data):

                                         FISCAL YEAR ENDED
                                ------------------------------------
                                JANUARY 4,   JANUARY 3,   JANUARY 2,
                                   1997         1998         1999
                                ----------   ----------   ----------
Net income (loss)  As reported    $ (415)      $2,598       $5,819
                   Pro forma        (669)       2,296        5,423

Basic EPS          As reported     (0.06)        0.39         0.88
                   Pro forma       (0.10)        0.34         0.82

Diluted EPS        As reported     (0.06)        0.22         0.47
                   Pro forma       (0.10)        0.19         0.43

     The weighted average fair value of options granted during fiscal 1996, 1997 and 1998 was $1.22, $2.59 and $2.58, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                   FISCAL YEAR ENDED
                                                          ------------------------------------
                                                          JANUARY 4,   JANUARY 3,   JANUARY 2,
                                                             1997         1998         1999
                                                          ----------   ----------   ----------
Expected dividend rate..................................       --           --           --
Expected volatility.....................................       55%          55%          55%
Risk-free interest rate.................................    5.965%       6.076%       5.499%
Expected lives (years)..................................        3            3            3

     Because the SFAS No. 123 method of accounting is not required to be applied to options granted prior to January 1, 1995, the resulting pro forma compensation charge may not be representative of that to be expected in future years.

     During fiscal 1996, 1997 and through May 1998, the Company granted options to purchase 90,000 shares of common stock, 70,000 shares of common stock and 329,000 shares of common stock, respectively, under the Plan. These options vest over a 3-year period and were issued with exercise prices equal to or above fair market value on the grant date. In addition, in fiscal 1996, the Company granted to two nonemployees an option to purchase 75,000 shares and 30,000 shares of common stock at $7.25 and $9.00, per share, respectively. These options vest through September 1998.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

     Information with respect to options outstanding is as follows:

                                                              OPTION PRICE      AGGREGATE
                                                    SHARES      PER SHARE     EXERCISE PRICE
                                                    -------   -------------   --------------
Options outstanding, December 30, 1995............  450,000   $        7.25     $3,262,500
  Granted.........................................  195,000    7.25 -  9.00      1,623,750
                                                    -------   -------------     ----------
Options outstanding, January 4, 1997..............  645,000    7.25 -  9.00      4,886,250
  Granted.........................................   70,000            9.00        630,000
                                                    -------   -------------     ----------
Options outstanding, January 3, 1998..............  715,000    7.25 -  9.00      5,516,250
  Granted.........................................  329,000    9.00 - 10.00      3,278,500
  Cancelled.......................................  (74,000)   9.00 - 10.00       (705,000)
                                                    -------   -------------     ----------
Options outstanding January 2, 1999...............  970,000   $7.25 - 10.00     $8,089,750
                                                    =======   =============     ==========

     As of January 2, 1999, the weighted average contractual life of options outstanding was 8.13 years, there were options to purchase 625,500 shares of common stock vested at a weighted average exercise price of $7.37 and there were 30,000 shares reserved under the Plan which were not granted.

11.  BENEFIT PLAN:

     On January 1, 1995, the Company adopted a 401(k) plan for its employees (the 401(k) Plan). The 401(k) Plan allows participants to contribute up to 15% of their compensation and permits an employer match of up to 6% of participant compensation, subject to certain limitations, as defined. Employer contributions vest 20% per year. The expense was $14,000, $14,000 and $18,000 during fiscal 1996, 1997 and 1998, respectively.

12.  RELATED PARTY:

     The Company purchased leasehold improvements and supplies from a company owned by a shareholder of the Company totaling $153,000, $159,000 and $297,000 in fiscal 1996, 1997 and 1998.

13.  COMMITMENTS AND CONTINGENCIES:

     The Company leases its retail stores, administrative offices and distribution facilities under noncancellable operating leases. Most store leases have an average initial term of ten years, with two five year renewal options, and provide for predetermined escalations in future minimum annual rents. Certain leases provide for additional rent contingent upon store sales levels. The pro rata portion of scheduled rent escalations has been included in deferred rent in the accompanying consolidated balance sheets. Rent expense under all operating leases was $4,995,000, $7,011,000, and $9,817,000 in fiscal 1996, 1997 and 1998, respectively, excluding common area maintenance charges.

     On December 27, 1996, the Company entered into a lease for software which has been accounted for as a capital lease. The capitalized cost of $671,000 and related accumulated amortization of $268,000 has been included in net property and equipment at January 2, 1999. The present value of the minimum lease payments at January 2, 1999, is as follows (in thousands):

Total minimum lease payments................................    $451
Less--Amount representing interest..........................     (36)
                                                                ----
Present value of minimum lease payments.....................    $415
                                                                ====

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

     Future minimum lease payments under all of the Company's operating and capital leases as of January 2, 1999 are as follows (in thousands):

FISCAL                                                    OPERATING     CAPITAL
1999...................................................  $11,632,245     $154
2000...................................................   12,028,147      154
2001...................................................   12,003,683      143
2002...................................................   11,756,842       --
2003...................................................   11,169,314       --
2004 and thereafter....................................   36,265,185       --
                                                         -----------     ----
                                                         $94,855,416     $451
                                                         ===========     ====

     From time to time the Company is named as a defendant in legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to currently pending actions of this nature cannot be accurately predicted, in the opinion of the Company, any such liability will not have a material adverse effect on the financial position or results of operations of the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    , 1999


                              DAVID'S BRIDAL, INC.


                                     SHARES OF COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                           MORGAN STANLEY DEAN WITTER

                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                         -----------------------------


                                 DLJdirect INC.


--------------------------------------------------------------------------------


We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of David's Bridal have not changed since the date hereof.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Until             , 1999 (25 days after the date of this prospectus), all
dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of common stock being registered, all of which are being borne by the Company:

Registration fee............................................    $44,480
NASD filing fee.............................................     16,500
Transfer agent and registrar fees...........................       *
Printing and engraving......................................       *
Legal fees..................................................       *
Blue Sky fees and expenses..................................     10,000
New York Stock Exchange listing fee.........................
Accounting fees.............................................       *
Miscellaneous...............................................       *
                                                                -------
          Total.............................................       *
                                                                =======

------------------------------
* To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the Florida Business Corporation Act empowers a corporation, subject to certain limitations, to indemnify any person who was or is a party to any proceeding by reason of the fact that he or she was or is a director, officer, employee or agent of the corporation, against liability and expenses actually and reasonably incurred by him or her in connection with such proceeding, including any appeal thereof, if such party acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct to have been unlawful.

     Our bylaws provide a right to indemnification to the full extent permitted by law for expenses, attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by any of our directors, officers, employees or agents, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director, officer, employee or agent or that of our parent or any of our subsidiaries, or was serving at our request, or at the request of our parent or any of our subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Our board of directors by resolution adopted in each specific instance may similarly indemnify any person other than one of our directors or officers for liabilities incurred by him in connection with services rendered by him for or at our request, or at the request of any of our subsidiaries.

     These indemnification provisions shall be applicable to all actions, suits or proceedings commenced after the adoption of our bylaws, whether such arise out of acts or omissions which occurred prior or subsequent to such adoption and shall continue as to a person who has ceased to be a director or officer or to render services for or at our request and shall inure to the benefit of the heirs, executors and administrators of such a person. The rights of indemnification provided for in our bylaws shall not be deemed the exclusive rights to which any of our directors, officers, employees or agents may be entitled.

     Our bylaws provide that we may pay the expenses, including attorney's fees, incurred by any person entitled to be indemnified by us in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking, by or on behalf of such person, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized by law.

     We may purchase and maintain insurance on behalf of any person who is or was our director or officer, employee or agent, or who is or was serving at our request as a director, officer, employee or agent of another corporation or other organization, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under law.

     Pursuant to the Underwriting Agreement, the Underwriters have agreed to indemnify the Company's directors and executive officers who signed the Registration Statement against certain liabilities, including liabilities under the Securities Act, under certain delineated circumstances, or to contribute to payments that the directors and such officers may be required to make in respect thereof.

     The Registrant maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Company has issued and sold the following unregistered securities:

          1. On August 15, 1997, the Company has sold an aggregate of 686,402 shares of class D preferred stock to a number of accredited investors for an aggregate of $5.0 million.

     The Company believes that the transactions described above were exempt from registration under Section 4(2) of the Securities Act because the subject securities were sold to a limited group of persons, each of whom was believed to have been a sophisticated investor, was a shareholder of the Company, and had a pre-existing business or personal relationship with the Company or its management and was purchasing for investment without a view to further distribution. Restrictive legends were placed on stock certificates evidencing the shares and/or agreements relating to the right to purchase such shares described above.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
NUMBER                           DESCRIPTION                             PAGE
 1.1     Form of Underwriting Agreement#
 3.1     Articles of Incorporation#
 3.2     Bylaws#
 5.1     Opinion of Morgan, Lewis & Bockius LLP regarding legality of shares of common stock being registered#
10.1     Amended and Restated 1995 Stock Option Plan#
10.2@    Joint Venture and Shareholders Agreement dated August 1995 by and among David's Bridal Corporation and Addwood Limited#
10.3     Registration Agreement dated June 9, 1995 among David's
         Bridal, Inc. and certain shareholders*
10.4     Amendment No. 1 to Registration Agreement, dated as of
         August 15, 1997 by and among David's Bridal, Inc. and
         certain shareholders*
10.5     Amended and Restated Credit Agreement dated December 31,
         1997 among David's Bridal, Inc. and First Union Corporation*
10.6     Consulting Agreement between David's Bridal, Inc. and Steven
         H. Erlbaum#
10.7     Employment Agreement between David's Bridal, Inc. and Robert
         D. Huth#
10.8     Employment Agreement between David's Bridal, Inc. and Philip
         Youtie#
23.1     Consent of Arthur Andersen LLP*
23.2     Consent of Morgan, Lewis & Bockius LLP (included in its
         opinion filed as Exhibit 5 hereto)
24.1     Power of Attorney (included on signature page to this
         Registration Statement)
27.1     Financial Data Schedule*

------------------------------
* filed herewith

# to be filed by amendment

@ Confidential treatment to be requested

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ardmore, Pennsylvania, on February 19, 1999.

                                          DAVID'S BRIDAL, INC.

                                          By /s/ STEVEN H. ERLBAUM
                                            ------------------------------------
                                             Steven H. Erlbaum
                                             Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     EACH PERSON IN SO SIGNING ALSO MAKES, CONSTITUTES AND APPOINTS STEVEN H. ERLBAUM, ROBERT D. HUTH AND EDWARD S. WOZNIAK AND EACH OF THEM ACTING ALONE, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT, WITH FULL POWER OF SUBSTITUTION, TO EXECUTE AND CAUSE TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, ANY AND ALL AMENDMENTS AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT, AND INCLUDING ANY REGISTRATION STATEMENT FOR THE SAME OFFERING THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, WITH EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID ATTORNEY-IN-FACT OR HIS SUBSTITUTE OR SUBSTITUTES MAY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.


               NAME                               CAPACITY                        DATE

/s/ STEVEN H. ERLBAUM                Chairman of the Board (principal       February 19, 1999
-----------------------------------  executive officer) and Director
Steven H. Erlbaum

/s/ EDWARD S. WOZNIAK                Chief Financial Officer (principal     February 19, 1999
-----------------------------------  financial and accounting officer)
Edward S. Wozniak

/s/ ROBERT D. HUTH                   Director                               February 19, 1999
-----------------------------------
Robert D. Huth

/s/ GARY E. ERLBAUM                  Director                               February 19, 1999
-----------------------------------
Gary E. Erlbaum

/s/ MICHAEL C. ERLBAUM               Director                               February 19, 1999
-----------------------------------
Michael C. Erlbaum
                                     Director
-----------------------------------
Robert B. Calhoun, Jr.

/s/ STEVEN J. SIDEWATER              Director                               February 19, 1999
-----------------------------------
Steven J. Sidewater
                                     Director
-----------------------------------
Andrew R. Taussig

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION                           PAGE
 1.1      Form of Underwriting Agreement#
 3.1      Articles of Incorporation#
 3.2      Bylaws#
 5.1      Opinion of Morgan, Lewis & Bockius LLP regarding legality of shares of common stock being registered#
10.1      Amended and Restated 1995 Stock Option Plan#
10.2@     Joint Venture and Shareholders Agreement dated August 1995 by and among David's Bridal Corporation and Addwood Limited#
10.3      Registration Agreement dated June 9, 1995 among David's
          Bridal, Inc. and certain shareholders*
10.4      Amendment No. 1 to Registration Agreement, dated as of
          August 15, 1997 by and among David's Bridal, Inc. and
          certain shareholders*
10.5      Amended and Restated Credit Agreement dated December 31,
          1997 among David's Bridal, Inc. and First Union Corporation*
10.6      Consulting Agreement between David's Bridal, Inc. and Steven
          H. Erlbaum#
10.7      Employment Agreement between David's Bridal, Inc. and Robert
          D. Huth#
10.8      Employment Agreement between David's Bridal, Inc. and Philip
          Youtie#
23.1      Consent of Arthur Andersen LLP*
23.2      Consent of Morgan, Lewis & Bockius LLP (included in its
          opinion filed as Exhibit 5 hereto)
24.1      Power of Attorney (included on signature page to this
          Registration Statement)
27.1      Financial Data Schedule*


------------------------------
* filed herewith

# to be filed by amendment

@ Confidential treatment requested